As filed with the Securities and Exchange Commission on May 20, 2005

Registration No. 333-112091

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective
Amendment No. 4
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Concord Communications, Inc.
(Exact name of Registrant as specified in its charter)

Massachusetts	04-2710876
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)

600 Nickerson Road
Marlboro, Massachusetts 01752
(508) 460-4646
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

John A. Blaeser
President and Chief Executive Officer
Concord Communications, Inc.
600 Nickerson Road
Marlboro, Massachusetts 01752
(508) 460-4646
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Douglas A. Batt, Esq.	Kevin M. Barry, Esq.
Executive Vice-President,	Bingham McCutchen LLP
General Counsel and Clerk	150 Federal Street
Concord Communications, Inc.	Boston, Massachusetts 02110
600 Nickerson Road Marlboro, Massachusetts 01752 (508) 460-4646	617-951-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. ☐

     The Registrant hereby undertakes to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form S-3 (333-112091) is being filed to amend the table under the caption “Selling Securityholders” in the prospectus contained herein to add, delete and revise the names and respective holdings of certain selling securityholders who have requested such changes, and to update certain other disclosure in the prospectus.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the post-effective amendment to the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2005

Prospectus

$86,250,000
(AGGREGATE PRINCIPAL AMOUNT)

3.0% CONVERTIBLE SENIOR NOTES DUE 2023 AND
THE COMMON STOCK ISSUABLE UPON THE CONVERSION OF THE NOTES

     We issued the notes in a private placement on December 8, 2003. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from this offering.

     The notes are issued only in denominations of $1,000 and integral multiples thereof and mature on December 15, 2023. The notes will be issued only in registered book-entry form. You may convert the notes into shares of our common stock in accordance with the terms and conditions of the notes prior to their maturity or their prior redemption or repurchase by us. The conversion rate is 37.2148 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $26.87 per share. The notes are initially convertible, in accordance with their terms, into approximately 3,209,776 shares of common stock as of the date of this prospectus.

     We will pay cash interest on the notes on June 15th and December 15th of each year. The first such payment was made on June 15, 2004. The notes are general unsecured obligations of Concord, ranking equally in right of payment with all our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future subordinated indebtedness. The notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

     We may redeem for cash all or a portion of the notes at any time on or after December 15, 2008, upon at least 20 days’ notice, for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional amounts), if any, to but not including the redemption date.

     Holders may require us to purchase all or part of their notes for cash at a purchase price of 100% of the principal amount of the notes plus accrued and unpaid interest on December 15, 2008, December 15, 2013 and December 15, 2018 and upon the occurrence of a designated event, as described in the section of this prospectus entitled “DESCRIPTION OF NOTES.”

     The notes are eligible to trade on the Nasdaq’s screen-based automated trading system known as the Private Offerings, Resale and Trading through Automated Linkages, or “PORTAL”. Holders who are not listed in the section of the prospectus entitled “SELLING SECURITYHOLDERS” may continue to use PORTAL to trade the notes. Our common stock is quoted on the Nasdaq National Market under the symbol “CCRD”. On May 12, 2005, the last reported closing price of our common stock on the Nasdaq National Market was $16.56 per share.

The securities offered hereby involve a high degree of risk.
See “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2005.

You should rely only on the information contained herein or specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). For example, statements in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like “intend”, “anticipate,” “believe,  “estimate,” “plan,” “will” or “expect,” and other terms of like import, we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations, including:

•	variations in our quarterly operating results;

•	integration of acquired products and technologies;

•	announcements of technological innovations or new products by us or our competitors;

•	introduction of new products or new pricing policies by us or our competitors;

•	announcements by us or our competitors of significant customer orders;

•	acquisitions or strategic alliances by us or others in our industry;

•	changes in global economic and political conditions;

•	decreases in the purchases of services by our customers

•	relationships with strategic partners and other evolving distribution channels;

•	the hiring or departure of key personnel;

•	decreases in sales of products and services outside the United States

•	our failure to continue to expand into international markets;

•	failure to obtain or protect our intellectual property rights;

•	changes in the software industry cycle;

•	changes in the market for our products and services;

•	changes in market valuations of companies within the software industry;

•	changes in estimates of our performance or recommendations by financial analysts; and

•	the other risks and uncertainties described in this prospectus under “Risk Factors.”

     You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

SUMMARY OF THE OFFERING AND THE COMPANY

     As used in this prospectus, references to “Concord,” “we,” “our” or “us” refer solely to Concord Communications, Inc. and not to any of our current or future subsidiaries, unless the context otherwise requires.

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. You should consider carefully the information set forth in this prospectus under the heading “RISK FACTORS.”

     This prospectus is offering an aggregate principal amount of $86,250,000 of 3.0% Convertible Senior Notes due 2023 and 3,209,776 shares of our common stock issuable on conversion of the notes for sale by certain selling stockholders. The selling stockholders acquired the notes in connection with a private placement on December 8, 2003 and the resultant resale by the initial purchaser of the notes under Rule 144A for the Securities Act.

     We are receiving no proceeds from the sale of securities offered for sale hereunder. We have agreed to pay the expenses associated with registering the securities of the selling stockholders. We may suspend the use of this prospectus during certain periods of time described in the section of this prospectus entitled “DESCRIPTION OF NOTES” if the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing, and we determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     Concord provides a Business Service Management (“BSM”) software solution to enterprises and service providers. The company’s software solution, the eHealth® Suite,

•	maps information technology (“IT”) services to business needs,

•	measures the actual end user experience, and

•	manages application, system and network infrastructures.

     Business process automation has resulted in tremendous increases in productivity and profitability, but has also presented new business challenges. For one, maintaining the availability and performance of business services has become more critical. Specifically, Line of Business (“LOB”) and IT managers require knowledge of the following metrics to understand how IT relates to business services provided:

•	Availability of the services because a service that is not available has a detrimental effect on the business;

•	Performance of the services because slow services have an economic cost and may indicate that more serious problems are to follow; and

•	Service capacity. Excess capacity is expensive. However, inadequate capacity leads to shortages or outages. IT managers rely on capacity data to closely manage expenses as well as to plan additional investments necessary to provide particular levels of service.

     Business Service Management (“BSM”) solutions provide knowledge about availability, performance and service capacity. These solutions link IT services to business needs. They help detect problems before end users are impacted. They enable IT managers and their business counterparts to speak a common language. They also help IT managers and the LOB manage their portfolio of IT services.

     Using solutions to holistically view business services, rather than narrowly view the infrastructure and application components, helps companies reduce costs and increase revenue by maintaining higher availability and better performance of business services. The core benefits of BSM include:

•	Maintaining business service delivery by quickly identifying and correcting IT service problems;

•	Creating a high level of customer service and satisfaction;

•	Sustaining the company’s revenue stream;

•	Creating a unified business focus for the whole company – management, business units, and the IT staff;

•	Improving communication between the IT department and the business units; and

•	Increasing the value of the IT resource.

     Concord develops, markets and supports a BSM software solution, the eHealth® Suite. The eHealth Suite of products is designed for three main functions: map, measure and manage.

•	MAP – eHealth maps IT services to business processes and delivers an executive business view to key performance indicators.

•	MEASURE – eHealth measures the actual end-user experience. This the most effective method to determine how well a business service is being delivered. Observational testing is one method of directly measuring actual user experience, while synthetic testing simulates the same. Concord’s eHealth delivers both of these measurement capabilities, allowing organizations to see the impact of IT services on the business.

•	MANAGE – eHealth manages the end-to-end IT infrastructure and enables IT organizations to move away from the “stove-pipe” management frameworks of the past. As a result, IT organizations are better able to meet or exceed service level agreements (SLAs) with their line of business customers, increase uptime, accelerate performance and reduce costs.

     Specific business market segments that we target are enterprises across a number of key verticals and service providers.

•	Enterprises use our eHealth® Suite of products to protect their revenue by ensuring that critical applications are available when needed. Our software also allows them to reduce expenses by limiting the need for incremental IT administrators and equipment as their business and IT infrastructures expand. IT personnel can also use our software to plan the future capacity of their IT infrastructure. Concord sells into 17 different vertical markets, with a focus on financial services, insurance, manufacturing, and retail. Government is also a key target market for Concord.

•	Service providers include both managed service providers and traditional telecommunications companies. Managed service providers are those organizations that provide IT services to enterprises for a fee. These companies use the eHealth® Suite to monitor compliance with service level agreements, maintain the quality of their services and introduce new services for their business customers. Telecommunications carriers that provide services like cable, broadband internet and wireless services to residential and commercial businesses rely on the eHealth® Suite to maintain the quality of their services such as network and bandwidth services, web hosting, data center/co-location services or to provide internet services.

     We market to our customers through a direct sales force, sales agents, value-added resellers, distributors, managed service providers and telecommunication carriers. As of December 31, 2004, we had over 3,000 eHealth® customer accounts operating in and serving a broad variety of industries.

     On April 7, 2005, Computer Associates International, Inc., a Delaware corporation (“Computer Associates”), Minuteman Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Computer Associates (“Merger Sub”), and Concord Communications, Inc., a Massachusetts corporation (“Concord”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which Merger Sub will merge with and into Concord, with Concord as the surviving corporation (the “Merger”). As a result of the Merger, Concord will become a wholly owned subsidiary of Computer Associates. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Concord (other than any such shares owned by Computer Associates, Concord, or Merger Sub, or by any Concord stockholders who are entitled to and properly exercise dissenter’s rights under Massachusetts law) will be converted into the right to receive $17.00 in cash, without interest (the “Merger Consideration”). Additionally, at the effective time of the Merger, each outstanding option to purchase common stock of Concord, whether vested or unvested, will be assumed by Computer Associates and become an option to acquire shares of common stock of Computer Associates, on the terms and conditions set forth in the Merger Agreement. The Merger Agreement has been approved by Concord’s Board of Directors, and the transactions contemplated by the Merger Agreement are subject to, among other things, adoption of the Merger Agreement by Concord’s shareholders, the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.

     Under the terms of the indenture that governs the notes described in this prospectus, the Merger, if consummated, would constitute a “designated event” as more fully described in the section of this prospectus entitled “DESCRIPTION OF NOTES.” Accordingly, Concord must give notice to holders of the notes at least 15 days prior to the date upon which the Merger is expected to become effective and stockholders are entitled to consideration in connection therewith. Provided the Merger occurs, Concord will also be required to execute a supplemental indenture with the trustee identified in the indenture providing that, in general, the notes will be convertible into the Merger Consideration which each holder would have been entitled to receive upon the Merger had such holder’s notes been converted into common stock of Concord immediately prior to the Merger. Moreover, if the Merger is consummated, the indenture requires Concord to provide notice of such consummation to each holder of the notes no later than the earlier of 15 business days or 20 calendar days after the date of such consummation. For a period of 20 business days after such additional notice, each holder of the notes will have the right, at the holder’s option, to (i) require Concord to purchase all or a portion of such holder’s outstanding notes, as directed by such holder in accordance with the terms of the indenture and/or (ii) surrender the notes for conversion into the applicable amount of Merger Consideration. The indenture further provides that, in the event that Concord consummates the Merger, then the notes may be surrendered for conversion at any time from and after the date which is 15 calendar days prior to the date announced by Concord as the anticipated effective time of such transaction until 15 calendar days after the actual effective date of such transaction. For a more complete description of the effect that the future transaction with Computer Associates may have upon the notes, please see the section of this prospectus entitled “DESCRIPTION OF NOTES.”

     On February 22, 2005, Concord completed the acquisition of Aprisma Holdings, Inc. Prior to its acquisition by Concord, Aprisma Holdings, Inc. was a privately held software company owned by Gores Technology Group and its operating subsidiary, Aprisma Management Technologies, Inc. (“Aprisma”). The purchase price was $93 million, which payment was reduced by (i) approximately $1.77 million of net debt owing by Aprisma to certain of its lenders (which debt was paid off by Concord at the closing of the acquisition), and (ii) approximately $8.86 million, which amount will be used by Concord to satisfy certain present and future payment obligations owing by Aprisma under its equity participation plan. Concord’s cash payment to acquire Aprisma on February 22, 2005 was approximately $82.4 million.

     Aprisma’s SPECTRUM® software manages the availability of IT infrastructures and the business services that rely on them. Concord believes that strategically combining the two companies’ complementary technologies will enable Concord to expand its ability to deliver a new generation of intelligent BSM software that maps IT services to business processes, measures the actual end-use experience, and manages the entire IT infrastructure. Aprisma, which profitably generated approximately $43.8 million in 2004 revenues, will operate as a business within Concord.

     On January 5, 2005, Concord completed the acquisition of privately held Vitel Software, Incorporated. Vitel’s software enables enterprises and service providers to manage the performance of voice networks and messaging systems that are either internet protocol-based, time division multiplexing-based, or include a hybrid of both. In addition, Concord’s eHealth for Voice provides a unified view into the performance of voice networks built on equipment from multiple vendors such as market leaders Avaya, Cisco, and Nortel Networks. The purchase price was $4.1 million, including $0.1 million in direct costs of acquisition and was substantially paid in cash during the three months ending March 31, 2005.

     We were organized as a Massachusetts corporation in 1980 under the name Concord Data Systems, Inc., and changed our name to Concord Communications, Inc. in 1986. Our principal executive offices are located at 400 Nickerson Road, Marlboro, Massachusetts 01752 and our telephone number is 508-460-4646. Our web site is www.concord.com. We make available, free of charge, through our website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished as soon as reasonably practicable after we have filed with the Securities and Exchange Commission. The information posted on our web site is not incorporated into this prospectus. The public can also obtain access to such reports at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website which is http://www.sec.gov.

3

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that will be important to a holder of the notes. For a more complete understanding of the notes, please refer to the section of this document entitled ''Description of Notes.’’

Issuer	Concord Communications, Inc., a Massachusetts corporation.

Notes Offered	$86.25 million aggregate principal amount of 3.0% Convertible Senior Notes due 2023.

Maturity Date	December 15, 2023, unless earlier repurchased, redeemed, or converted.

Ranking	The notes are our general unsecured obligations, ranking equally in right of payment with all our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future subordinated indebtedness. The notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

Interest	The notes bear interest at an annual rate of 3.0% on the principal amount from December 8, 2003 payable semi-annually in arrears in cash on June 15th and December 15th of each year, beginning June 15, 2004, to the holders of record at 5:00 p.m., New York City time, on the preceding June 1st and December 1st, respectively. Interest will be computed semi-annually on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights	Holders may convert the notes into shares of our common stock at an initial conversion rate of 37.2148 shares of common stock per $1,000 principal amount of notes (representing a conversion price of approximately $26.87 per share), subject to adjustment, prior to the close of business on the final maturity date only under the following circumstances:

(i) during any conversion period, if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of our common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period, a “conversion period” will be the period from and including the 30th trading day in a fiscal quarter to, but not including, the 30th trading day (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter; or

(ii) if we have called those notes for redemption; or

(iii) upon the occurrence of the specified corporate transactions discussed under “Description of Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

In lieu of delivery of shares of our common stock, and pursuant to the procedures described below, we may elect to deliver to holders surrendering notes either cash or a combination of cash and shares of our common stock. If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holders cash in an amount equal to the product of: (a) a number equal to (i) the aggregate principal amount of the notes to be converted divided by 1,000 and multiplied by (ii) the conversion rate, and (b) the arithmetic average of the closing sale prices of our common stock during the specified cash settlement averaging period.

Sinking Fund	None.

Optional Redemption	On or after December 15, 2008, upon at least 20 days’ notice, we may redeem all or a portion of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional amounts), if any, to but not including the redemption date. See “Description of Notes — Optional Redemption.”

Repurchase at Option of Noteholders	Holders have the right to require us to purchase all or a portion of their notes for cash on December 15, 2008, December 15, 2013 and December 15, 2018 (each, a “purchase date”). In each case, upon at least two business days’ prior notice, we will pay a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, (including additional amounts), if any, to but not including the purchase date. See “Description of Notes — Purchase of Notes at a Holder’s Option” and “Risk Factors — We may not have the funds necessary to purchase the notes upon a designated event or other purchase date, as required by the indenture governing the notes.”

Designated Event	After the occurrence of a designated event, a holder will have the right to require us to purchase for cash all or any part of the notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest (including additional amounts), if any, up to, but not including, the designated event purchase date. See “Description of the Notes — Purchase of Notes at a Holder’s Option Upon a Designated Event” and “Risk Factors — We may not have the funds necessary to purchase the notes upon a designated event or other purchase date, as required by the indenture governing the notes.”

Book-Entry Form	The notes were issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depositary Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes — Form, Denomination and Registration.”

Nasdaq Symbol	The trading symbol for our common stock is “CCRD.”

RISK FACTORS

     An investment in the notes involves significant risks. You should carefully consider the following risk factors in conjunction with the other information contained and incorporated by reference in this prospectus before purchasing the notes.

Risks related to Our Business

Our future operating results are uncertain.

     We offer a Business Service Management (“BSM”) software solution to enterprise customers, managed service providers, and telecommunication carriers. This software, the eHealth® Suite, maps information technology (“IT”) services to business needs, measures the actual end user experience, and manages application, system and network infrastructures. We have a limited operating history in the BSM market upon which we can evaluate our business. This market is highly competitive, rapidly evolving, and targeted by many competitors with longer operating histories in the BSM market and greater resources. Our limited operating history, intense competition in the market, and an uncertain economic climate make the accurate prediction of future results of operations difficult or impossible.

     In addition to marketing and selling the eHealth® Suite in the BSM market, we acquired Aprisma in February 2005, a privately held software company, that also provides a software solution for the BSM market. Aprisma’s Spectrum® software manages the health and performance of networks and the business services that rely on them, including performing root cause analysis, event correlation, service modeling, and topological discovery and display. While we intend to provide a solution for the BSM market that maximizes the functionality of both the eHealth® Suite and Spectrum® software, our limited operating history marketing and selling this integrated solution, the risks associated with integrating both the companies and the software products, and intense competition in the market make it difficult to predict our future results of operations.

     In addition to sales of our eHealth® Suite, we will continue to sell netViz® products, which enable customers to visualize business processes and map relationships within the supporting technology infrastructure through data-driven icons. On January 5, 2005, Concord acquired Vitel, a provider of voice performance management solutions, which enables enterprises and service providers to manage the performance of next-generation IP and legacy voice network and messaging systems, including voice mail, from multiple vendors. We have a limited operating history in the product markets of netViz and Vitel, which makes the accurate prediction of future results of operations difficult or impossible.

     Our future operating results must be considered in light of these factors.

Our acquisitions of netViz Corporation and Vitel Software, Inc. presents many risks, and we may not realize the financial and strategic goals we anticipate at the time of these acquisitions.

     On July 15, 2003, we acquired netViz Corporation and on January 5, 2005, we acquired Vitel Software, Inc. The acquisition of these companies provides us the opportunities to extend our capabilities in the data driven icon and voice network performance and management markets. However, we may fail to:

•	successfully integrate the acquired products;

•	successfully integrate personnel and management structures;

•	provide products or services that meet the demands of these markets;

•	develop an effective business strategy for these markets;

•	retain key customers;

•	retain key employees;

•	effectively control costs associated with the integration (including research and development costs);

•	meet expected timelines for product development and commercialization; and

•	account for exposure to liabilities of the acquired companies that were not known or accurately evaluated by us prior to consummating the acquisitions.

Our acquisition of Aprisma Management Technologies, Inc. presents many risks, and we may not realize the financial and strategic goals we anticipate at the time of the acquisition.

     On February 22, 2005, we acquired Aprisma Management Technologies, Inc. The acquisition of Aprisma will enable us to expand our ability to deliver a new generation of intelligent BSM software that maps information technology services to business processes, measures the actual end-user experience, and manages the entire IT infrastructure. The achievement of our financial and strategic goals from this acquisition depends on the successful integration of the two companies and our failure to successfully integrate could adversely affect our business. We must integrate our operations, people, and technology. However, we may fail to:

•	successfully integrate the acquired products;

•	implement a successful sales strategy for the integrated company;

•	attract and retain key distribution partners;

•	successfully integrate personnel and management structures;

•	provide products or services that meet the demands of the market;

•	gain expected efficiencies and other financial benefits from the integrated company;

•	retain key employees;

•	effectively control costs associated with the integration of these companies (including research and development costs);

•	meet expected timelines for product development and commercialization; and

•	account for exposure to liabilities of Aprisma that were not known or accurately evaluated by us prior to consummating the acquisition.

The proposed merger of Concord and Computer Associates includes various risks

     As to the proposed merger between Concord and Computer Associates, various factors could cause actual results to differ materially from the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other forward-looking statements regarding Computer Associates’ or Concord’s future expectations, beliefs, goals or prospects made by both parties. These factors include the ability to consummate the transaction, the ability of Computer Associates to successfully integrate Concord’s operations and employees, the ability to realize anticipated synergies; the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market, business conditions and volatility and uncertainty in the markets that Computer Associates and Concord serve, and the other factors described in the Annual Report on Form 10-K for Computer Associates’ most recently completed fiscal year and Computer Associates’ other filings with the SEC which are available at www.sec.gov.

We cannot ensure that our revenues will grow or that we will again be profitable.

     We have expended considerable resources to the research and development of new technologies and new or improved product features that have enabled us to retain existing customers and penetrate new markets both in the United States and internationally. Despite this expenditure of resources, we cannot ensure that we can generate revenue growth on a quarterly or annual basis, or that we can achieve or sustain any revenue growth in the future.

     In an effort to again achieve and maintain profitability and adequately fund research and development, we continue to work to reduce our operating expenses while maintaining funding for product development. However, competition in the marketplace may require us to increase our operating expenses in the future in order to:

•	fund higher levels of research and development;

•	increase our sales and marketing efforts;

•	increase sales staff and sales training programs;

•	develop new distribution channels;

•	broaden our customer support capabilities; and

•	respond to unforeseeable economic or business circumstances.

     To the extent that increases in our operating expenses precede or are not followed by increased revenues, our ability to achieve profitability will be at risk.

Our operating results may fluctuate.

     We are likely to experience significant fluctuations in our operating results caused by many factors, including, but not limited to:

•	changes in the demand for our products by customers or groups of customers;

•	the timing, composition, and size of orders from our customers, including the tendency for significant bookings to occur in the final two weeks of each fiscal quarter (including the fiscal year end);

•	difficulties penetrating new markets for our products;

•	costs associated with the integration of acquired companies and/or new technologies;

•	our customers’ spending patterns and budgetary resources for our products;

•	geopolitical conditions in the world;

•	the success of our new customer generation activities;

•	introductions or enhancements of products, or delays in the introductions or enhancements of products, by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	changes in the distribution channels through which our products are sold;

•	our success in anticipating and effectively adapting to developing markets and rapidly changing technologies;

•	our success in attracting, retaining, and motivating qualified personnel;

•	the publication of opinions about us and our products, or our competitors and their products, by industry analysts or others;

•	changes in general economic conditions; and

•	changes in accounting rules.

     Though our service revenues have been increasing as a percentage of total revenues, we do not have a significant ongoing revenue stream that may mitigate quarterly fluctuations in operating results.

     Due to all of the foregoing factors, we believe that our quarterly operating results are likely to vary significantly in the future. Therefore, in some future quarter our results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock will likely suffer.

We have increased our leverage as a result of the sale of the 3.0% Convertible Senior Notes due 2023.

     In connection with the sale of the Notes, we have incurred $86.25 million of indebtedness. As a result of this indebtedness, our interest payment obligations have increased. The degree to which we are now leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which may be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

Our debt service obligations may adversely affect our cash flow.

     A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs.

     The level of our indebtedness among other things, could:

•	make it difficult for us to make payments on the Notes;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our success is dependent upon sales to telecommunication carriers and managed service providers.

     We derive and likely will continue to derive a significant portion of our revenues from the sales of our products to telecommunication carriers and managed service providers. We expect that revenue from telecommunication carriers and managed service providers will be 40% to 50% of total revenues. Despite our expectations, these markets have been negatively affected by a general weakness in capital spending; making future results difficult to predict. The volume of sales of our products and services to telecommunication carriers and managed service providers may increase at a slower rate than we expect or our sales to these customers may decrease.

The market for business service management software is an emerging market and if we fail to assess it accurately, our business could suffer.

     The market is in an early stage of development. Targeting this market is central to the development and marketing of our products, but this market is emerging, and it is difficult to assess:

•	the size of the market;

•	the appropriate features and prices for products to address this market;

•	the optimal distribution strategy; and

•	the market that will develop and the impact of large competitors within the market.

     Presently, this market is very competitive and we are in direct competition with larger companies that have substantially greater resources to fund the development of competitive products and the creation and maintenance of direct and indirect sales channels. The rapidly evolving BSM market and the continued presence of larger companies in this market may impact our ability to retain or increase our market share.

Increased royalty costs and our reliance on third party technology partners could adversely impact our business.

     We license from third parties, generally on a non-exclusive basis, certain technologies used in our products. The incorporation of third party technology is an important component of our product development and an increase in royalty costs associated with our distribution of third party technologies could impact our business. Additionally, the termination of any such licenses, or the failure of third-party licensors to adequately maintain or update their products, could result in delay in shipment of certain of our products while we seek to implement technology offered by alternative sources, and any required replacement licenses and associated royalties could prove costly and impact our business.

     While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, we cannot ensure that we will be successful in doing so on commercially reasonable terms or at all.

The markets for our products are intensely competitive and rapidly evolving and competition could harm our ability to sell products and services and could reduce our revenues.

     We sell software in the BSM market to help companies effectively manage their applications, systems, and networks. We offer availability and performance products to manage the IT infrastructure, and therefore compete both with companies that market comprehensive products to manage the IT infrastructure and with companies that market products for particular segments of the IT infrastructure (e.g., applications and networks). The markets for our products are intensely competitive and rapidly evolving. Our competitors include:

•	application performance software vendors;

•	fault management software vendors;

•	IT visualization software vendors;

•	application availability and performance management software vendors;

•	report toolset niche vendors;

•	enterprise management software, framework and platform providers;

•	software vendors providing service assurance for the wireless market;

•	large, well-established management framework companies that have developed network or application management platforms;

•	developers of network element management solutions;

•	probe vendors;

•	telecommunications vendors;

•	system agent vendors; and

•	vendors that provide, as a service, some of the functionality of our products.

     We expect competition to persist, increase, and intensify in the future, which will likely result in price competition within our market. If we do not provide products that achieve success in our market in the short term, or lower our prices to compete more effectively, we could suffer an insurmountable loss in market share and brand name acceptance. We cannot ensure that we will compete effectively with current and future competitors.

Market acceptance of our eHealth® products and services is critical to our success.

     We currently derive significant revenues from the sale of eHealth® Suite products and services, and we expect that revenues from these products and services will continue to account for a significant portion of our revenues in the foreseeable future. Broad market acceptance of these products and services is critical to our future success. We cannot ensure that market acceptance of our eHealth® Suite products and services will increase or even remain at current levels. Factors that may affect the market acceptance of our products and services include:

•	the availability and price of competing integrated solutions, products and technologies;

•	our ability to continue to provide product functionality and related services to meet the needs of our market;

•	our ability to continue research and development at levels necessary for the growth of our business;

•	the demand for integrated, as opposed to stand-alone, solutions; and

•	the success of our sales efforts and those of our marketing partners.

     Moreover, if demand for integrated fault and performance management software products and services increases, we anticipate that our competitors will introduce additional competitive products and services and new competitors could enter our market and offer alternative products and services resulting in decreased market acceptance of our products and services.

Market acceptance of Spectrum® products and services is critical to our success.

     As a result of the acquisition of Aprisma on February 22, 2005 we will market and sell Spectrum® products and services, from which we expect to derive significant revenue. Broad market acceptance of these products and services is critical to our future success. We cannot ensure that market acceptance of Spectrum® products and services will increase or even remain at current levels. Factors that may affect the market acceptance of our products and services include:

•	the availability and price of competing integrated solutions, products and technologies;

•	our ability to continue to provide product functionality and related services to meet the needs of our market;

•	our ability to continue research and development at levels necessary for the growth of our business; and

•	the success of our sales efforts and those of our marketing partners.

     Moreover, if demand increases for software products that provide root cause analysis, event correlation, service modeling, and topological discovery and display, we anticipate that our competitors will introduce additional competitive products and services and new competitors could enter our market and offer alternative products and services resulting in decreased market acceptance of our products and services.

Market acceptance of our netViz® products is critical to our success.

     We market and sell netViz products and services. Our revenue is derived primarily from the sale of eHealth Suite products and services, but revenue derived from the sale of netViz products and services constitutes an important component of our quarterly and annual results. Market acceptance of the netViz products and services is critical to our future success. We cannot ensure that market acceptance of netViz products and services will increase or even remain at current levels. Factors that may affect the market acceptance of netViz products and services include:

•	the availability and price of competitive products and services;

•	the ability of others to develop products and services that meet the needs of the market;

•	our ability to continue to provide product functionality and related services to meet the needs of our market;

•	our ability to continue research and development at levels necessary for the growth of our business;

•	the demand for data-driven visualization software; and

•	the success of our sales efforts and those of our channel partners.

     Moreover, if demand for data-driven visualization products increases, we anticipate increased competition in the market from existing and new competitors that could enter our market and offer alternative products resulting in decreased market acceptance of our products.

We may need future capital funding which may be unavailable on favorable terms, or at all.

     We plan to continue to expend substantial funds on the continued development, marketing, and sale of our products. We have approximately $159.5 million in short term investments (cash, cash equivalents and marketable securities), excluding restricted cash totaling $0.1 million as of December 31, 2004, which was reduced by approximately $82.4 million on February 22, 2005 due to the acquisition of Aprisma. However, we cannot ensure that our existing capital resources and any funds that may be generated from future operations together will be sufficient to finance our future operations or that other sources of funding will be available on terms acceptable to us, if at all. In addition, future sales of substantial amounts of our securities in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our securities.

We must introduce product enhancements and new products on a timely basis in order to remain competitive.

     Because of rapid technological change in the software industry, potential changes in the architecture of the IT infrastructure, changes in the software markets in which our product and services are sold, and changes in industry standards, the market acceptance of updated versions of our products is difficult to estimate. We cannot ensure that:

•	we will successfully develop and market enhancements to our products or successfully develop new products that respond to technological changes, evolving industry standards, or customer requirements;

•	we will not experience difficulties that could delay or prevent the successful development, introduction, and sale of enhancements or new products; or

•	enhancements or new products will adequately address the requirements of the marketplace and achieve market acceptance.

The need for our products may decrease if manufacturers incorporate our product features into their product offerings.

     Our products manage the performance and availability of computer applications, systems, and networks. Presently, manufacturers of both hardware and software have not implemented these functions into their products in any significant manner. These products typically include, but are not limited to, operating systems, workstations, network devices, and software. If manufacturers begin to incorporate these management functions into their products it may decrease the value of our products and have a substantial impact on our business.

Current geopolitical instability and the continuing threat of domestic and international terrorist attacks may adversely impact our revenues.

     International tensions, exacerbated by the war in Iraq and the war against global terrorism, contribute to an uncertain political and economic climate, both in the United States and globally, which may affect our ability to generate revenue on a predictable basis. As we sell products both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business.

An adverse impact on our outsourcing activities may affect our business.

     We currently outsource, on a limited basis, development and testing of certain software products to locations in Europe and Asia. Our efforts to outsource development and testing of software may be adversely affected by various factors, including: geopolitical instability, political conditions in countries where our development and testing activities occur, increased costs associated with outsourcing, relationships with independent contractors performing such product development and testing, and the enforceability of legal arrangements by which we protect our intellectual property rights in connection with these activities. The occurrence of any event that would adversely affect our outsourcing of development and testing of software may have an impact on our business.

Our common stock price could experience significant volatility.

     The market price of our common stock may be highly volatile and could be subject to wide fluctuations in response to:

•	variations in results of operations;

•	announcements of technological innovations or new products by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of results of operations by other companies;

•	announcements by government or other agencies regarding the economic health of the United States and the rest of the world;

•	announcements relating to financial improprieties by public companies; or

•	other events or factors.

     In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.

     Broad market fluctuations or any failure of our operating results in a particular quarter to meet market expectations may adversely affect the market price of our common stock leading to an increased risk of securities class action litigation. Such litigation could result in substantial costs and a diversion of our attention and resources.

Our industry is subject to rapid technological change. Our failure to maintain standard protocols could affect our sales.

     The software industry is characterized by:

•	rapid technological change;

•	frequent introductions of new products;

•	changes in customer demands; and

•	evolving industry standards.

     The introduction of products embodying new technologies and the emergence of new industry standards can render existing products and integrated product solutions obsolete and unmarketable. While we actively work to develop products that operate with standard protocols, any change in industry standards or the emergence of new network technologies could affect the compatibility of our products, which in turn could affect the demand for, or the pricing of, our products and services.

We rely on strategic partners and other evolving distribution channels who may not be able to market or sell our products and services effectively.

     Our distribution strategy is to develop multiple distribution channels, including sales through:

•	strategic marketing partners;

•	value added resellers;

•	service providers;

•	system integrators;

•	telecommunication carriers;

•	original equipment manufacturers; and

•	independent software vendors.

      We have focused on identifying and developing our key distribution partners worldwide to maximize the success of our indirect sales. Our success will depend in large part on our development of these distribution relationships and on the performance and success of other third parties that distribute our products and services, particularly telecommunication carriers and other network service providers. We sell our products and services in the United States through both direct sales to customers and indirect sales to customers through our channel partners. Outside the United States, we sell our products and services primarily through indirect sales via our channel partners, but direct sales to customers have been increasing as we have expanded our sales personnel in our markets. Our international channel partners are located in Europe, the Middle East, Africa, Asia, and North and South America and are subject to local laws, regulations, and customs that may make it difficult to accurately assess the potential revenues that can be generated from a certain market. Our success depends upon our ability to attract and retain valuable channel partners and to accurately assess the size and vitality of the markets in which our products and services are sold. While we have implemented policies and procedures to achieve this, we cannot predict the extent to which we are able to attract and retain financially stable, motivated channel partners. Additionally, our channel partners may not be successful in marketing and selling our products and services. We may:

•	fail to attract important and effective channel partners;

•	fail to penetrate our targeted market segments through the use of channel partners; or

•	lose any of our channel partners, as a result of competitive products and services offered by other companies, products and services developed internally by these channel partners, their financial insolvency or otherwise.

We may fail to manage successfully the growth of our business.

     We have experienced employee turnover in our sales and operations personnel. Our products and services have become increasingly complex, and our distribution channels are being developed and expanded. The rapid evolution of our markets and the increasing complexity of our products and services have placed, and are likely to continue to place, significant strains on our administrative, operational, and financial resources and increase demands on our internal systems, procedures, and controls that may impact our ability to grow our business.

Our success depends on our retention of key personnel and we may be unable to recruit, integrate and retain the personnel we need.

     Our performance depends substantially on the performance of our key technical, senior management, and sales and marketing personnel. We may lose the services of any of such persons. We experience intense competition for such personnel and are constantly exploring new avenues for attracting and retaining key personnel. However, we cannot ensure that we will successfully attract, assimilate, or retain highly qualified technical, managerial or sales and marketing personnel in the future.

Our failure to continue to expand into international markets could harm our business.

     We intend to continue to expand our operations outside of the United States and enter additional international markets, primarily through the continued establishment and maintenance of channel partner arrangements. As mentioned above, we have concentrated recently on developing more focused relationships with fewer key distributors. We expect to commit additional time and development resources to customizing our products and services for selected international markets and to developing international sales and support channels. We cannot ensure that such efforts will be successful.

     In addition we face certain difficulties and risks inherent in doing business internationally, including, but not limited to:

•	costs of customizing products and services for international markets;

•	dependence on independent resellers;

•	multiple and conflicting regulations;

•	exchange controls;

•	longer payment cycles;

•	unexpected changes in regulatory requirements;

•	import and export restrictions and tariffs;

•	difficulties in staffing and managing international operations;

•	greater difficulty or delay in accounts receivable collections;

•	potentially adverse tax consequences;

•	compliance with a variety of laws outside the United States;

•	the impact of possible recessionary environments in economies outside the United States;

•	political and economic instability; and

•	exposure to foreign currency fluctuations.

     Our successful expansion into certain countries will require additional modification of our products and services, particularly national language support. Presently, the majority of our current export sales are denominated in United States dollars. To the extent that international sales continue to be denominated in United States dollars, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and, therefore, potentially less competitive in international markets. In certain

European Union countries, however, we have introduced pricing in Euros. While we do maintain a foreign currency-hedging program on accounts receivable, to the extent that future international sales are denominated in foreign currency, our operating results will be subject to risks associated with foreign currency fluctuation. Additionally, as we increase our international sales, seasonal fluctuations in revenue generation resulting from lower sales that typically occur during the summer months in Europe and other parts of the world may affect our total revenues.

Our failure to protect our intellectual property rights may harm our competitive position.

     Our success depends significantly upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, product and services agreements, non-disclosure agreements, and other contractual provisions to establish, maintain, and protect our proprietary rights. These means afford only limited protection.

     We cannot ensure that patents will issue from our pending applications or from any future applications or that, if issued, any claims allowed will be sufficiently broad to protect our technology. In addition, we cannot ensure that any patents that have been or may be issued will not be challenged, invalidated or circumvented, or that any rights granted by those patents would protect our proprietary rights. Failure of any patents to protect our technology may make it easier for our competitors to offer equivalent or superior technology.

     We have sought also to protect our intellectual property through the use of copyright, trademark, and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services, or to obtain and use information that we regard as proprietary. Third parties may also independently develop similar technology without breach of our proprietary rights.

     In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. In addition, some of our products are licensed under end user license agreements (also known as shrink-wrap licenses) that are not signed by licensees. The law governing the enforceability of shrink-wrap license agreements is not settled in most jurisdictions. There can be no guarantee that we would achieve success in enforcing one or more shrink-wrap license agreements if we sought to do so in a court of law.

Patent Infringement Litigation, including patent infringement litigation with Micromuse, Inc., could adversely affect our business.

     We acquired Aprisma Management Technologies, Inc. (“Aprisma”) in February 2005. Aprisma is engaged in patent infringement suits with Micromuse, Inc. Aprisma filed a complaint for patent infringement against Micromuse, Inc. in the U.S. District Court for the District of New Hampshire in December 2002, and Micromuse, Inc. filed a complaint for patent infringement against Aprisma in the United States District Court for the Southern District of New York in January 2005. Both cases remain pending, with trials presently unscheduled.

     We will vigorously protect our intellectual property, but patent litigation, with or without merit, could be time-consuming and expensive to litigate or settle and could divert managements attention from focusing on the core business. We cannot ensure that we will prevail in either suit. An adverse decision in either suit could materially affect our business by: (i) impairing our ability to market, sell, and distribute our products, (ii) incurring a substantial financial exposure in the form of patent infringement damages, (iii) incurring royalty costs to secure a license to continue marketing, selling, and distributing our products, if any such license is available, (iv) losing rights to company patents, and (v) requiring significant investment to costly, non-infringing technology, if possible.

     Any of these results would increase our expenses and could decrease the functionality of our products, which would make our products less attractive to our current or potential customers. We have agreed in some of our customer agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have an adverse effect on our business, results of operations and financial condition.

Intellectual property infringement claims could result in costly litigation and could harm our business.

     As mentioned above, although we do not believe that we are infringing upon the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops legal protections for software products. Litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against us can cause product release delays, require us to redesign our products, or require us to enter into royalty or license agreements which may not be available on terms acceptable to us or at all.

We may not have sufficient protection against product liability claims.

     Because our products are used by our customers to identify and predict current and future application, system, and network problems and to avoid failures of the IT infrastructure to support critical business functions, design defects, software errors, misuse of our products, incorrect data from network elements, or other potential problems, within or out of our control, may arise from the use of our products and could result in financial or other damages to our customers. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims. As a matter of practice, our license agreements limit our liability in regards to product liability claims, and in many agreements, our maximum liability for product liability claims is limited to the equivalent of the cost of the products licensed under that agreement. However, any litigation or similar procedure related to a product liability claim may require considerable resources to be expended that could adversely affect our business and financial condition and decrease future revenues.

Changes in accounting policies could adversely affect our business.

Our financial statements are prepared in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”). A change in U.S. GAAP could significantly impact our reported financial results and could retroactively affect prior reporting periods. Our accounting policies that have been, or may be, affected by changes in U.S. GAAP include:

•	software revenue recognition;

•	measurement of stock-based compensation at fair value in accordance with Financial Accounting Standards Board Statement No. 123R Share-Based Payment; and

•	accounting for goodwill and other intangible assets.

Changes in U.S. GAAP in these areas or others may have a significant impact on our business.

The conviction of Arthur Andersen LLP may limit potential recoveries related to their prior service as our independent auditors.

     Arthur Andersen LLP served as our independent auditors until June 10, 2002. On June 10, 2002, we dismissed Arthur Andersen LLP and on June 11, 2002, we retained PricewaterhouseCoopers LLP as our independent auditors. On June 15, 2002, Arthur Andersen LLP was found guilty on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Following this conviction, on August 31, 2002, Arthur Andersen LLP ceased operations and can no longer reissue its audit reports or provide its consent to include the financial statements to be included in this prospectus. Accordingly, Arthur Andersen LLP has not performed any procedures in connection with the preparation and filing of this prospectus. Events arising out of the indictment and conviction will likely preclude Arthur Andersen LLP from satisfying any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen LLP’s audit of financial statements incorporated by reference in this prospectus.

     Securities and Exchange Commission (“SEC”) rules require us to present historical audited financial statements in various SEC filings, along with consents from Arthur Andersen LLP to include its audit report in those filings. In light of the cessation of Arthur Andersen LLP’s SEC practice, we will not be able to obtain the consent of Arthur Andersen LLP for the inclusion of its audit report in our relevant current and future filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances, but purchasers of securities sold under our registration statements, which were not filed with the consent of Arthur Andersen LLP for the inclusion of its audit report will not be able to file suit against Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore their right of recovery under that section may be limited as a result of the lack of our ability to obtain the consent of Arthur Andersen LLP. If the SEC ceases to accept financial statements from a prior period audited by Arthur Andersen LLP for which Arthur Andersen LLP will not reissue an audit report prior to the date on which our periodic reports are due, our ability to make timely filings with the SEC and access the capital markets could be impaired. In that case, we would not be able to make timely filings with the SEC or access the public capital markets unless another independent accounting firm were able to audit the financial statements originally audited by Arthur Andersen LLP.

Risks Related to the Notes

We will increase our leverage as a result of the sale of the notes.

     In connection with the sale of the notes, we have incurred indebtedness in an aggregate principal amount of $86.25 million. As a result of this indebtedness, our interest payment obligations have increased. The degree to which we are now leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which may be subject to the financial, business and other factors affecting our operations, many of which are beyond our control.

The notes are effectively subordinated to all of our secured indebtedness and all indebtedness of our subsidiaries.

     The notes are our unsecured senior obligations and are not guaranteed by any of our subsidiaries. Accordingly, the notes are effectively subordinated to all of our current and future secured indebtedness to the extent of the assets securing the indebtedness. Furthermore, our right to receive any distribution of assets of any subsidiary upon that subsidiary’s liquidation, reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent we are also recognized as a creditor of that subsidiary. As a result, the notes are effectively subordinated to the claims of such creditors.

There are no restrictive covenants in the indenture relating to our ability to incur future indebtedness.

     The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We may therefore incur additional debt, including secured indebtedness senior to the notes. As part of our growth strategy, we potentially may use proceeds from the sale of the notes to finance future acquisitions of complementary businesses or technologies, which may cause us or our subsidiaries to incur significant additional indebtedness to which the notes would be subordinate.

     The notes are obligations exclusively of Concord Communications, Inc. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our debt service obligations may adversely affect our cash flow.

     A higher level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs.

     The level of our indebtedness among other things, could:

•	make it difficult for us to make payments on the notes;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Our notes may not be rated or may receive a lower rating than anticipated by investors, which could cause a decline in the liquidity or market price of the notes.

     We do not intend to seek a rating on the notes and we believe it is unlikely the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduced their rating in the future, the market price of the notes and common stock may be adversely affected.

If we pay cash dividends on our common stock, the holders of notes may be deemed to have received a taxable dividend without the receipt of any cash.

     If we pay a cash dividend on our common stock, we are required under the indenture to adjust the conversion rate. As a result of the adjustment to the conversion rate, the holders of notes may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Certain U.S. Federal Income Tax Consequences.”

If a conversion contingency is met, our earnings per share on a diluted basis could decrease as a result of the inclusion of all of the shares underlying the notes in the calculation of such earnings.

     The holders of the notes are entitled to convert the notes into shares of our common stock (or cash or a combination of cash and common stock, if we so elect), if, among other circumstances, the closing sale price of our common stock for at least 20 trading days in any 30 consecutive trading day period is equal to or greater than 120% of the conversion price in effect on that 30th trading day. Until this conversion contingency or another conversion contingency is met, the shares underlying the notes are not included in the calculation of our basic or diluted earnings per share. Should a conversion contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of all of the underlying shares in the fully diluted earnings per share calculation.

We will have broad discretion with respect to the use of proceeds from the offering of notes.

     The net proceeds of the offering of notes to the initial purchaser on December 8, 2003 were approximately $82.9 million. Our management will retain broad discretion as to the use and allocation of the net proceeds. Accordingly, you will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds of the offering of notes.

We may not have the funds necessary to purchase the notes upon a designated event or other purchase date, as required by the indenture governing the notes.

     On December 15, 2008, December 15, 2013 and December 15, 2018, holders of the notes may require us to purchase their notes, which repurchase may be made for cash. In addition, holders may also require us to purchase their notes upon a designated event as described under “Description of Notes — Repurchase of Notes at Your Option Upon a Designated Event.” If we do not have, or have access to, sufficient funds to repurchase the notes, then we would not be able to repurchase your notes. If a repurchase event occurs, we expect that we would require third-party financing to repurchase the notes, but we cannot assure you that we would be able to obtain that financing on favorable terms or at all.

There is no active market for the notes and if an active trading market does not develop for these notes you may not be able to resell them.

     The notes are a new issue of securities for which there is currently no trading market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading in the Nasdaq National Market. However, the notes are eligible for trading on the Nasdaq’s screen-based automated trading system known as PORTAL. We were advised by the initial purchaser that following the completion of the offering, the initial purchaser intended to make a market in the notes. However, it is not obligated to do so and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, market-making activity will be subject to the limits imposed by law.

     Further, even if a market were to exist, the notes could trade at prices that may be lower than the initial offering price depending on many factors, including prevailing interest rates, the markets for similar securities, general economic conditions and our financial condition, performance and prospects. The liquidity of, and the trading market for, the notes may be adversely affected by general declines or disruptions in the market for non-investment grade debt.

The market price of our common stock is highly volatile, which could adversely affect the value of the notes.

     Because the notes are convertible into shares of our common stock, the factors which affect the market price of our common stock may also affect the value of the notes. See “Risk Factors – Our common stock price could experience significant volatility.”

Securities we issue to fund our operations could dilute your ownership.

     We may decide to raise additional funds through a public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders, including the ownership that holders of the notes would have upon conversion, will be reduced, and the new equity securities may have rights prior to those of the common stock issuance upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you and us.

USE OF PROCEEDS

     We will not receive any proceeds from the resale of the notes or the underlying common stock by selling securityholders.

DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of December 8, 2003, between Concord Communications, Inc., as issuer, and Wilmington Trust Company, a Delaware banking corporation, as trustee. Initially, the trustee will also be paying agent and conversion agent. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement.

     You may request a copy of the notes, the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the notes, the indenture, and the registration rights agreement, because they, and not this description, define the rights of each holder of the notes.

Brief Description of the Notes

     The notes:

•	consist of an aggregate principal amount of $86.25 million;

•	were sold at an issue price of 100% of the principal amount of the notes, which is $1,000 per note;

•	bear interest at an annual rate of 3.0% of the principal amount, payable semi-annually, in arrears, on June 15th and December 15th of each year, commencing on June 15, 2004;

•	accrue additional amounts if we fail to comply with certain obligations as set forth below under “— Registration Rights”;

•	are our general unsecured obligations, ranking equally with all of our other existing and future unsecured senior indebtedness and senior in right of payment to any of our future subordinated indebtedness, and are effectively subordinated to any of our existing and future secured senior indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries;

•	may be converted by the holder into shares of our common stock initially at a conversion rate of 37.2148 shares of our common stock per $1,000 principal amount of notes, which represents an initial conversion price of approximately $26.87 per share, only in the following circumstances:

•	during any conversion period if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of our common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period; a “conversion period” will be the period from and including the 30th trading day in a fiscal quarter to, but not including, the 30th trading day (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions described under “—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

•	are redeemable at our option in whole or in part beginning on December 15, 2008, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including additional amounts), if any, to, but not including, the redemption date;

•	are subject at a holder’s option to repurchase by us upon a designated event of Concord, as described under “— Purchase of Notes at a Holder’s Option Upon a Designated Event”, and on December 15, 2008, December 15, 2013 and December 15, 2018, at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including additional amounts), if any, to but not including, the repurchase date;

•	are eligible for trading on The PORTAL Market; and

•	are due on December 15, 2023, payable in cash in an amount equal to $1,000 per note, plus accrued and unpaid interest (including additional amounts), if any, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing other securities. In addition, our subsidiaries are not restricted under the indenture from incurring additional indebtedness. The indenture also does not protect a holder of notes in the event of a highly leveraged transaction or a designated event, as defined below, of Concord, except to the extent described under “— Purchase of Notes at a Holder’s Option Upon a Designated Event” below.

     The notes are issued in book-entry form only in denominations of $1,000 principal amount and whole multiples thereof. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by the Depository Trust Company, or its nominee (“DTC”), and any such interests may not be exchanged for certificated securities except in limited circumstances.

     A holder of notes may not sell or otherwise transfer the notes or the shares of common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under “Transfer Restrictions” and “— Registration Rights.”

Interest

     The notes bear interest at an annual rate of 3.0% from December 8, 2003. We will pay interest semi-annually in arrears in cash on June 15th and December 15th of each year, beginning June 2004, to the holders of record at 5:00 p.m., New York City time, on the preceding June 1st and December 1st, respectively. Interest generally will be computed semi-annually on the basis of a 360-day year comprised of twelve 30-day months.

     There are certain exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted into our common stock. See “— Conversion Rights.” If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued and unpaid interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption. Accordingly, if we elect to redeem notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest (including additional amounts), if any, on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

•	We will pay interest to a person other than the holder of record on the record date if, in connection with a designated event, we elect a designated event purchase date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest (including additional amounts), if any, on the notes being purchased to, but not including, the designated event purchase date to the same person to whom we will pay the principal of those notes.

     At maturity, interest on the certificated notes will be payable at the principal corporate trust office of the trustee presently located at 1100 North Market Street, Rodney Square North, Wilmington, DE 19890.

     We will also pay additional amounts of interest on the notes under certain circumstances described below under “— Registration Rights.”

     Interest otherwise payable will cease to accrue on a note upon its repayment at maturity, conversion or purchase by us (including upon a designated event).

     Except as provided below, we will pay interest on:

•	global notes to DTC in immediately available funds;

•	any certificated notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of those notes; and

•	any certificated notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested in writing by the holders of those notes, otherwise by check mailed to the holders of these notes.

     We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.

Ranking

     The notes are our general unsecured obligations, ranking equally in right of payment with all our existing and future unsecured senior indebtedness, and senior in right of payment to any of our future subordinated indebtedness. The notes are effectively subordinated to any of our existing and future secured senior indebtedness to the extent of the assets securing such indebtedness and to the claims of all creditors of our subsidiaries.

Conversion Rights

  General

     A holder may convert all or any portion of such holder’s outstanding notes, subject to the conditions described below, initially at a conversion rate of 37.2148 shares of common stock per $1,000 principal amount of the notes. This is equivalent to an initial conversion price of approximately $26.87. The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount and integral multiples thereof.

     A holder may surrender notes for conversion prior to the stated maturity only under the following circumstances:

•	during any conversion period if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of our common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period; a “conversion period” will be the period from and including the 30th trading day in a fiscal quarter to, but not including, the 30th trading day (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter;

•	if we have called those notes for redemption; or

•	upon the occurrence of the specified corporate transactions discussed below.

     A “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, on the principal U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, and not reported on the Nasdaq National Market, on the principal other market on which our common stock is then traded (provided that no day on which trading of our common stock is suspended on such exchange or other trading market will count as a trading day).

     Upon conversion, we have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under “— Conversion

Procedures — Payment Upon Conversion.” For a discussion of the U.S. federal income tax consequences of conversion to a holder, see “Certain U.S. Federal Income Tax Consequences — Conversion into Common.”

     The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If a holder has exercised its right to require us to purchase its notes as described under “— Purchase of Notes at a Holder’s Option Upon a Designated Event,” the holder may convert its notes only if it withdraws its designated event purchase notice prior to 5:00 p.m., New York City time, on the business day immediately preceding the applicable purchase date.

     We will not issue fractional shares of our common stock upon the conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately prior to the conversion date.

  Conversion Upon Satisfaction of Common Stock Price Condition

     A holder has the right to convert any of its notes during any conversion period if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of our common stock exceeded 120% of the conversion price in effect on that 30th trading day of such period; a “conversion period” will be the period from and including the 30th trading day in a fiscal quarter to, but not including, the 30th trading day (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter.

     The initial conversion trigger price per share of our common stock is $32.25. The conversion trigger price reflects the initial conversion price per share of our common stock multiplied by 120%.

     The “closing sale price” of any share of common stock on any date means the closing sale price of a share of common stock (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) on that date as reported by the Nasdaq National Market or, if the common stock is not quoted on the Nasdaq National Market, as reported on a national securities exchange. If our common stock is not listed for trading on a national securities exchange and not quoted on the Nasdaq National Market on the relevant date, the “closing sale price” will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “closing sale price” will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

  Conversion Upon Notice of Redemption

     A holder has the right to convert any of its notes that we have called for redemption at any time prior to 5:00 p.m., New York City time, on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder already has delivered a repurchase notice or a designated event purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

  Conversion Upon Specified Corporate Transactions

A holder has the right to convert any of its notes in the event:

•	we distribute to all holders of our common stock certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, common stock at less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution;

•	we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights or warrants to purchase our securities, including the declaration of any cash dividends, payable quarterly or otherwise, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day immediately preceding the declaration date for the distribution; or

•	a designated event (as defined under “Purchase of Notes at a Holder’s Option Upon a Designated Event”) occurs.

       In any such event, a holder may convert any of its notes at any time after we notify holders of such event:

•	in the case of a distribution, until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-dividend date or the date of our announcement that the distribution will not take place; or

•	in the case of a designated event, within 20 business days of the designated event notice.

     We will notify holders at least 15 business days prior to the ex-dividend date for the distribution or within 15 business days following the occurrence of the designated event, as the case may be. In the case of a distribution, a holder of notes may not convert any of its notes if, as a holder of notes, the holder will otherwise participate in the distribution without conversion.

     In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 calendar days prior to date announced by us as the anticipated effective date of the transaction until 15 calendar days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert the notes into common stock will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a designated event, the holder can require us to purchase all or a portion of its notes as described under “— Purchase of Notes at a Holder’s Option Upon a Designated Event.”

Conversion Procedures

   General

     We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately prior to the conversion date. Except as provided in the next paragraph, upon conversion, we will not make any payment or other adjustment for accrued and unpaid interest (including additional amounts), if any, on the notes. Accrued and unpaid interest, if any, will be deemed to be paid in full with the shares of our common stock issued or cash paid upon conversion, rather than cancelled, extinguished or forfeited.

     If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date interest (including additional amounts), if any, accrued and unpaid on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time the holder surrenders any notes for conversion, it must pay us an amount equal to the interest (including additional amounts), if any, that have accrued and will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply to notes that are converted after being called by us for redemption. Accordingly, if we elect to redeem notes and a holder of notes chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

     Except as described under “— Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any common stock issued upon conversion of the notes.

     If a holder of notes converts, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because such holder requests the shares to be issued or delivered to another person, in which case such holder will pay that tax.

  Procedures

     To convert interests in a global note, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program.

     To convert a certificated note, a holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents;

•	pay all funds required, if any, relating to interest on the note to be converted to which it is not entitled; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date.

     If we elect to settle in common stock only, a certificate for the number of full shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, as soon as practicable after we issue our notification of our chosen method of settlement, which we must issue on the date that is three trading days following receipt of the conversion notice. If we elect to settle in cash or a combination of cash and common stock, the cash and, if applicable, a certificate for the number of full shares of common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder, on the 31st trading day following receipt of the conversion notice, unless the holder submits its conversion notice within 30 trading days prior to maturity.

     In the event of a designated event, if a holder has submitted any or all of its notes for repurchase, a holder’s conversion rights on the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless we default in the payment of the repurchase price. If a holder has submitted any note for repurchase, such note may be converted only if a holder submits a notice of withdrawal, and if the note is a global note, complies with appropriate DTC procedures. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of applicable conversion, subject to limited exceptions. The Company does not currently have a rights plan.

  Payment Upon Conversion

     In lieu of delivery of shares of our common stock, and pursuant to the procedures described below, we may elect to deliver to holders surrendering notes either cash, or a combination of cash and shares of our common stock or a combination thereof.

     Conversion On or Prior to 31 Trading Days Prior to Maturity. If we receive a holder’s conversion notice on or prior to the day that is 31 trading days prior to the stated maturity of the notes (the “final notice date”), the following procedures will apply:

•	We will notify the holder through the trustee, at any time on the date that is three trading days following receipt of the holder’s conversion notice (the “settlement notice period”), of the method we choose to settle our obligation upon conversion (the “conversion obligation”). Specifically, we will indicate whether settlement will be 100% in common stock, 100% in cash or a combination of cash and common stock. If we elect to settle our conversion obligation in a combination of cash and common stock, we will specify both the percentage of the principal amount of notes surrendered for conversion that we will pay in cash and the percentage of the excess (the “excess amount”), if any, of the conversion obligation relating to the notes surrendered for conversion over the principal amount of the notes surrendered for conversion that we will pay in cash. The remainder of our conversion obligation will be settled in shares of our common stock (except that we will pay cash in lieu of issuing any fractional shares). We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle the excess conversion obligation arising on different trading days in the same manner. That is, we may choose on one trading day to settle in common stock only and choose on another trading day to settle in cash or a combination of common stock and cash.

•	If we timely elect to pay cash for any portion of the conversion obligation, the holder may retract the conversion notice at any time during the two trading day period beginning on the day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of common stock (other than cash in lieu of fractional shares).

•	Settlement in common stock only will occur as soon as practicable after we notify the holder that we have chosen this method of settlement. If the conversion notice has not been retracted, then settlement in cash or in a combination of cash and common stock will occur on the third trading day following the final day of the 20 trading day period beginning on the third trading day following the final day of the conversion retraction period (the “cash settlement averaging period”).

•	The settlement amount will be computed as follows:

1.	If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of common stock equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii) the conversion rate.

2.	If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of the notes to be converted divided by 1,000 and multiplied by (ii) the conversion rate, and

•	the arithmetic average of the closing sale prices of our common stock during the cash settlement averaging period.

3.	If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder:

•	a cash amount (“cash amount”) (excluding any cash paid for fractional shares) equal to:

•	the aggregate principal amount of notes to be converted multiplied by the percentage of such principal amount to be satisfied in cash, and

•	if greater than zero, the product of (i) the amount of cash that would be paid in clause (2) above minus the aggregate principal amount of the notes surrendered for conversion, and (ii) the percentage of the excess amount to be satisfied in cash; plus

•	a number of shares equal to (i) the number of shares that would be issued in clause (1) above minus (ii) the number of shares equal to the quotient of the cash amount divided by the arithmetic average of the closing sale prices of our common stock during the cash settlement averaging period.

     Conversion During 30 Trading Days Prior to Maturity. If we receive a holder’s conversion notice after the “final notice date”, the following procedure will apply:

•	We will notify the holder through the trustee of the method we choose to settle our conversion obligation in the same manner as set forth above under “— Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that we will settle all of our conversion obligations arising during the 30 trading days prior to maturity in the same manner.

•	A holder cannot retract such holder’s conversion notice if we elect to pay cash for any portion of the conversion obligation.

•	Settlement in common stock only will occur as soon as practicable after we notify the holder that we have chosen this method of settlement. Settlement in cash or in a combination of cash and common stock will occur on the third trading day following the final trading day of such cash settlement averaging period.

•	The settlement amount will be computed in the same manner as set forth above under “— Conversion On or Prior to 31 Trading Days Prior to Maturity,” except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the date that is the 23rd trading day prior to the maturity date.

   Conversion Rate Adjustments

     We will adjust the conversion rate if any of the following events occur:

1.	we issue shares of common stock as a dividend or distribution to all or substantially all holders of our common stock;

2.	we subdivide, combine or reclassify our common stock;

3.	we issue to all or substantially all holders of our common stock certain rights or warrants to purchase our common stock, or securities convertible into or exchangeable or exercisable for our common stock, for a period expiring within 60 days, at less than the closing sale price of our common stock on the business day immediately preceding the date of the announcement of such issuance, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

4.	we distribute to all or substantially all holders of our common stock shares of our capital stock or evidences of our indebtedness or assets, including securities, but excluding:

•	dividends or distributions listed in (1) above;

•	rights or warrants listed in (3) above;

•	dividends and distributions in connection with reclassification, change, consolidation, merger, combination, sale or convergence resulting in a change in the conversion consideration pursuant to the next succeeding paragraph; and

•	cash distributions listed in (6) below;

5.	we distribute to all or substantially all holders of our common stock shares of capital stock of one of our subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution;

6.	we distribute cash to all or substantially all holders of our common stock, including quarterly cash dividends; or

7.	we or one of our subsidiaries make purchases of our common stock pursuant to a tender offer or exchange offer for our common stock (other than as part of a stock option exchange offer).

     In the event of any:

•	reclassification or change of our common stock;

•	consolidation, merger or binding share exchange involving us; or

•	sale or conveyance to another person or entity of all or substantially all of our property or assets in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of a noteholder’s notes, such noteholder will be entitled to receive the same type of consideration which such noteholder would have been entitled to receive if such noteholder had converted the notes into our common stock immediately prior to any of these events.

     A holder of notes may, in certain circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. See “Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Constructive Dividends.”

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors determines that this increase would be in our best interests, subject to compliance with Nasdaq Marketplace Rule 4350(i). Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any distribution of common stock or similar event, subject to compliance with Nasdaq Marketplace Rule 4350(i).

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible, exchangeable or exercisable securities or rights to purchase our common stock or convertible, exchangeable or exercisable securities.

Payment at Maturity

     At the maturity date, each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000, and accrued and unpaid interest (including additional amounts), if any, in cash to, but not including, the maturity date.

Sinking Fund

No sinking fund is provided for the notes.

Optional Redemption

     On or after December 15, 2008, we may redeem for cash all or a portion of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including additional amounts), if any, to but not including the redemption date. We will provide not less than 20 calendar days nor more than 60 calendar days’ notice mailed to each holder of the notes to be redeemed. When the redemption notice is given and funds deposited as required, interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption. If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s notes for partial redemption and such holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.

Purchase of Notes at a Holder’s Option

     Holders have the right to require us to purchase all or a portion of their notes for cash on December 15, 2008, December 15, 2013 and December 15, 2018 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 22 business days prior to the relevant purchase date until the close of business on the date that is two business days prior to the purchase date. If the purchase notice is given and withdrawn prior to the relevant purchase date, we will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this prospectus under the caption “We May Not Have the Funds Necessary to Purchase the Notes Upon a Designated Event or Other Purchase Date, as Covered by the Indenture Governing the Notes” we may not have funds sufficient to purchase notes when we are required to do so.

     The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional amounts), if any, to, but not including, the purchase date.

     On or before the 22nd business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

     Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

     A notice electing to require us to purchase a holder’s notes must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

     A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

     A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest (including additional amounts), if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Purchase of Notes at a Holder’s Option Upon a Designated Event

     In the event of a designated event, a holder will have the right to require us to purchase for cash all or any part of the notes after the occurrence of a designated event at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest (including additional amounts), if any, up to, but not including, the designated event purchase date. Notes submitted for purchase must be $1,000 or an integral multiple thereof.

     On or before the 20th calendar day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting purchase right. Such notice shall state, among other things, the procedures that holders must follow to require us to purchase the notes and the date of the designated event.

     Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

     To exercise the purchase right, a holder must deliver, on or before the 20th business day after the date of our notice of a designated event, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Designated Event Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s purchase notice must comply with appropriate DTC procedures.

     A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the designated event purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, a holder’s notice of withdrawal must comply with appropriate DTC procedures.

     We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant designated event subject to extension to comply with applicable law. A holder will receive payment of the designated event purchase price promptly following the later of the designated event purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds cash sufficient to pay the designated event purchase price of the notes on the business day following the designated event purchase date, then:

•	the notes will cease to be outstanding and interest (including additional amounts), if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the designated event purchase price and any previously accrued and unpaid interest (including additional amounts), if any, upon delivery or transfer of the notes).

     A designated event will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of our total outstanding voting stock;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election to such board or whose nomination for election by our stockholders, was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;

•	we consolidate with or merge with or into any person or convey, transfer, sell, or otherwise dispose of or lease all or substantially all of our assets to any person, or any corporation consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding voting stock is not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of incorporation), or where (A) our outstanding voting stock is changed into or exchanged for cash, securities and other property (other than equity interests of the surviving corporation) and (B) if our stockholders immediately before such transaction constituting a change of control own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving corporation;

•	we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “— Consolidation, Merger and Sale of Assets”; or

•	our common stock ceases to be quoted on the Nasdaq National Market or listed another established national securities exchange or traded on an automated over-the-counter trading market in the United States.

     However, notwithstanding the foregoing, a designated event will not be deemed to have occurred if either:

•	the closing sales price of our common stock for each of at least five trading days within:

•	the period of ten consecutive trading days immediately after the later of the designated event or the public announcement of the designated event, in the case of a designated event resulting solely from a designated event under the first bullet point above; or

•	the period of ten consecutive trading days immediately preceding the designated event, in the case of a designated event under the second, third and fourth bullet points above;

is at least equal to 105% of the quotient where the numerator is the principal amount and the denominator is the conversion rate in effect on each of those five trading days; or

•	in the case of a merger or consolidation described in the third bullet point above, at least 95% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ approval rights, in the merger or consolidation constituting the designated event, consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such designated event) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

     For purposes of this designated event definition, “voting stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     The definition of designated event includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the Commonwealth of Massachusetts, our state of incorporation. Accordingly, a holder’s ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

     Pursuant to the indenture, we will:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule if required under the Exchange Act; and

•	otherwise comply with all U.S. federal and state securities laws in connection with any offer by us to purchase the notes upon a designated event.

     This designated event purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. However, the designated event purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the designated event purchase feature is a result of negotiations between us and the initial purchaser.

     We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a designated event but would increase the amount of debt outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited under the indenture from incurring additional debt. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes. See “Risk Factors — There are no restrictive covenants in the indenture relating to our ability to incur future indebtedness.”

     If a designated event were to occur, we may not have sufficient funds to pay the designated event purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar designated event provisions that permit holders of this debt to accelerate or require us to purchase this debt upon the occurrence of events similar to a designated event. Our failure to repurchase the notes upon a designated event will result in an event of default under the indenture.

Consolidation, Merger and Sales of Assets

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia (even if a subsidiary to a foreign entity);

•	such person assumes all of our obligations under the notes and the indenture under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	no event of default exists and its continuing immediately before and after giving effect to such transaction; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger or disposition, we have delivered to the trustee an officers’ certificate and an opinion of counsel with respect thereto as provided for in the indenture.

     Upon any such consolidation, merger or disposition in accordance with the foregoing, the successor corporation formed by such consolidation or share exchange or into which we are merged or which such person formed by such consolidation or share exchange or to which such conveyance, sale, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default

     Each of the following constitutes an event of default under the indenture:

•	our failure to pay principal amount of the notes when due and payable, whether at maturity or upon acceleration;

•	our failure to pay any accrued unpaid interest (including additional amounts) on the notes, if any, when due and payable, and if such default continues for a period of 30 days;

•	our failure to convert notes upon exercise of a holder’s conversion right in accordance with the terms of the indenture;

•	our failure to redeem notes after we have exercised our redemption option;

•	our failure to purchase all or any part of the notes in accordance with the provisions of “— Purchase of Notes at a Holder’s Option” or “— Purchase of Notes at a Holder’s Option Upon a Designated Event”

•	our failure to provide notice in the event of a designated event;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 calendar days after written notice of such failure, has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries for money borrowed whether such indebtedness now exists, or is created after the date of the indenture, which default:

•	involves the failure to pay the principal of or any premium or interest on indebtedness in an amount in excess of $7.5 million when such indebtedness becomes due and payable at the stated maturity thereof, and such default continues after any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its stated maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness so unpaid at its stated maturity or the stated maturity of which has been so accelerated, aggregates $10.0 million or more;

•	there is a failure by us or any of our subsidiaries to pay final judgments not covered by insurance aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 calendar days; and

•	certain events of bankruptcy, insolvency, liquidation or similar reorganization with respect to us or any of our significant subsidiaries.

     Pursuant to the indenture, the trustee shall, within 90 calendar days of the occurrence of a default known to the trustee (or within 15 calendar days after it is known to the trustee, if later), give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under the first, second, fourth or fifth bullets above.

     If certain events of default specified in the last bullet point above shall occur with respect to us and be continuing, then automatically the principal amount of the notes plus accrued and unpaid interest (including additional amounts), if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “— Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at the principal amount of the notes plus accrued and unpaid interest (including additional amounts), if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration accelerating the notes and the amounts due thereunder may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders.

     The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     Except with respect to a default in the payment of the principal of, premium, if any, or any accrued and unpaid interest and additional amounts, if any, on any note, redemption price or designated event purchase price of any note, or in respect of a failure to convert any note into common stock as required, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding, the holders of not less than a majority in aggregate principal amount of the notes outstanding may on behalf of the holders of all the notes waive any past default under the indenture and rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture and as to any default in the performance of such obligations.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding) to:

•	change the maturity of any note or the payment date of any installment of interest or additional amounts, if any, payable on any notes;

•	reduce the principal amount, redemption price or purchase price of, or interest (including additional amounts), if any, on, any note;

•	change the currency of payment of principal, redemption price or purchase price of, or interest (including additional amounts), if any, on, any note;

•	impair or adversely affect the manner of calculation or rate of accrual of interest (including additional amounts), if any, on any note;

•	impair the right to institute suit for the enforcement of any payment on or conversion of, any note;

•	impair or adversely affect the conversion rights or purchase rights of any holders of notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to waive past defaults.

Changes Requiring Majority Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding.

Changes Requiring No Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, to, among other things:

•	add to our covenants for the benefit of the holders of notes;

•	surrender any right or power conferred upon us;

•	provide for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	provide for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer, sale, lease or other disposition;

•	increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture which we may deem necessary or desirable and which shall not be inconsistent with provisions of the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect;

•	to evidence the succession of another person to us or any other obligor upon the notes, and the assumption by any such successor of the covenant of us or such other obligor under the indenture and in the notes, in each case in compliance with the provisions of the indenture;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

Waiver

     The holders of a majority in aggregate principal amount of the notes outstanding may waive compliance with certain provisions of the indenture relating to the notes, unless (1) we fail to pay principal or interest (including additional amounts), if any, or on any note when due, (2) we fail to convert any note into common stock as required by the indenture, or (3) we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note.

     Any notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Registration Rights

Registration of the Notes

     We have entered into a registration rights agreement with the initial purchaser. Pursuant to the agreement, we have agreed, at our expense:

1.	to file with the SEC not later than the date 90 calendar days after the first date of original issuance of the notes this shelf registration statement covering resales by the holders of all notes who complete and deliver the selling securityholder election and questionnaire described in the offering memorandum;

2.	to use our reasonable best efforts to cause this shelf registration statement to be declared effective by the SEC as promptly as is practicable, but in no event later than 210 calendar days after the first date of original issuance of the notes; and

3.	to use our reasonable best efforts to keep this shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and common stock issuable upon conversion of the notes that are not affiliates of Concord are able to sell all such securities immediately without restriction in accordance with provisions of Rule 144(k) under the Securities Act;

•	the date when all of the notes and common stock issuable upon conversion of the notes of those holders that complete and deliver the selling securityholder election and questionnaire described in the offering memorandum are registered under this shelf registration statement and disposed of in accordance with such shelf registration statement; and

•	the date when all of the notes and common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

      We have mailed a notice of registration statement and selling securityholder election and questionnaire, in substantially the form attached as Appendix A to the offering memorandum, to each holder of notes to obtain certain information regarding the holder for inclusion in the prospectus. We have named in this shelf registration statement, as a selling securityholder, each holder of notes that has returned to us a completed and signed election and questionnaire.

     After effectiveness of this shelf registration statement, upon our receipt of a completed and signed election and questionnaire from a holder of notes, we will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to this shelf registration statement or an additional shelf registration statement as soon as reasonably practicable after the end of each fiscal quarter. Accordingly, each holder of notes that submits a completed and signed election and questionnaire after the initial deadline may be named as a selling securityholder in the registration statement and may deliver a prospectus in connection with the resale of such holder’s note(s).

     We cannot assure the holders of the notes that we will be able to maintain this registration statement as effective and current. The absence of a registration statement may limit the holders’ ability to sell such notes or adversely affect the price at which such securities can be sold.

     We will:

•	provide to each holder of notes named in this shelf registration statement, copies of the prospectus that is a part of this shelf registration statement;

•	notify each such holder when this shelf registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resales of the notes.

     Each holder who sells securities pursuant to this shelf registration statement generally will be:

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to the holder of notes (including certain indemnification rights and obligations).

     We may suspend use of this prospectus by the holders of notes for a period not to exceed 45 calendar days (subject, in certain circumstances to an extension to 60 days) in any 90 calendar day period, and not to exceed an aggregate of 120 calendar days in any 360 calendar day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 calendar days to 60 calendar days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension.

     Upon the resale of notes, each selling securityholder will be required to deliver a notice of such sale, in substantially the form attached as Exhibit 1 to Annex A to the offering memorandum, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to this shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling securityholder and the aggregate principal amount of the notes owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

     If:

•	this shelf registration statement was not filed with the SEC on or prior to 90 calendar days after the first date of original issuance of the notes;

•	this shelf registration statement has not been declared effective by the SEC on or prior to 210 calendar days after the first date of original issuance of the notes;

•	this shelf registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of notes and we do not cause this shelf registration statement to become effective or usable within five business days by filing a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act;

•	if applicable, we do not terminate the suspension period by the 45th or 60th calendar day, as the case may be, or suspension periods collectively exceed an aggregate of 120 calendar days in any 360 calendar day period; or

•	subsequent to the effectiveness of this registration statement, we shall fail to comply with our obligation to name in the prospectus, as a selling securityholder, a holder of notes who has returned a completed and signed election and questionnaire;

each such event referred to in the bullet points above being referred to as a “registration default,” then additional interest will accrue on the notes from and including the calendar day following the registration default to but excluding the earlier of (1) the calendar day on which all registration defaults have been cured and (2) the date of the shelf registration statement is no longer required to be kept effective. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue on the notes at a rate per year equal to 0.25% for the first 90 calendar day period and to 0.50% thereafter of the principal amount of such notes.

     While holders of notes have the right to specifically enforce our registration obligations, we will have no other liability for monetary damages with respect to any of our registration obligations.

     If this shelf registration statement covering the resales of the notes is not effective, the notes may not be sold or otherwise transferred except in accordance with the provisions set forth under “Transfer Restrictions.

Registration of the Common Stock Issuable Upon Conversion of the Notes

     Pursuant to the registration rights agreement, we have agreed, at our expense:

1.	to file with the SEC not later than the date 90 calendar days after the first date of original issuance of the notes this shelf registration statement covering resales by the holders of the common stock issuable upon conversion of the notes who complete and deliver the selling securityholder election and questionnaire described in the offering memorandum;

2.	to use our reasonable best efforts to cause this shelf registration statement to be declared effective by the SEC as promptly as is practicable, but in no event later than 210 calendar days after the first date of original issuance of the notes; and

3.	to use our reasonable best efforts to keep this shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and common stock issuable upon conversion of the notes that are not affiliates of Concord are able to sell all such securities immediately without restriction in accordance with provisions of Rule 144(k) under the Securities Act;

•	the date when all of the notes and common stock issuable upon conversion of the notes of those holders that complete and deliver the selling securityholder election and questionnaire described in the offering memorandum are registered under this shelf registration statement and disposed of in accordance with such shelf registration statement; and

•	the date when all of the notes and common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise).

      We have mailed a notice of registration statement and selling securityholder election and questionnaire, in substantially the form attached as Appendix A to the offering memorandum, to each holder of common stock issued upon conversion of notes to obtain certain information regarding such holder for inclusion in the prospectus. We have named in this shelf registration statement, as a selling securityholder, each holder of common stock issued upon conversion of notes that has returned to us a completed and signed election and questionnaire.

     After effectiveness of this shelf registration statement, upon our receipt of a completed and signed election and questionnaire from a holder of common stock issued upon conversion of notes, we will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to this shelf registration statement or an additional shelf registration statement as soon as reasonably practicable after the end of each fiscal quarter. Accordingly, each holder of common stock issued upon conversion of notes that submits a completed and signed election and questionnaire after the initial deadline may be named as a selling securityholder in the registration statement and may deliver a prospectus in connection with common stock issued upon conversion of the notes.

     We cannot assure the holders of common stock issued upon conversion of notes that we will be able to maintain this registration statement as effective and current. The absence of a registration statement may limit such holders’ ability to sell such shares of common stock issued upon conversion of notes or adversely affect the price at which such securities can be sold.

     We will:

•	provide to each holder of common stock issued upon conversion of notes named in this shelf registration statement copies of the prospectus that is a part of this shelf registration statement;

•	notify each such holder when a shelf registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resales of the common stock issuable upon conversion of the notes.

     Each holder of common stock issued upon conversion of notes who sells securities pursuant to this shelf registration statement generally will be:

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with such holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

     We may suspend the use of this prospectus by holders of common stock issued upon conversion of notes for a period not to exceed 45 calendar days (subject, in certain circumstances to an extension to 60 days) in any 90 calendar day period, and not to exceed an aggregate of 120 calendar days in any 360 calendar day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

     However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 calendar days to 60 calendar days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of common stock issued upon conversion of notes of the existence of such a suspension.

     Upon the resale of the common stock issued upon conversion of the notes, each selling securityholder will be required to deliver a notice of such sale, in substantially the form attached as Exhibit 1 to Annex A to the offering memorandum, to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to this shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling securityholder and the number of shares of our common stock owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

     If:

•	this shelf registration statement was not filed with the SEC on or prior to 90 calendar days after the first date of original issuance of the notes;

•	this shelf registration statement has not been declared effective by the SEC on or prior to 210 calendar days after the first date of original issuance of the notes;

•	this shelf registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of the common stock issuable upon conversion of the notes and we do not cause this shelf registration statement to become effective or usable within five business days by filing a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act;

•	if applicable, we do not terminate the suspension period by the 45th or 60th calendar day, as the case may be, or suspension periods collectively exceed an aggregate of 120 calendar days in any 360 calendar day period; or

•	subsequent to the effectiveness of this registration statement, we shall fail to comply with our obligation to name in the prospectus, as a selling securityholder, a holder of common stock issued upon conversion of the notes who has returned a completed and signed election and questionnaire;

each such event referred to in the bullet points above being referred to as a “registration default.” If a holder of notes converts some or all of its notes into common stock during a period of registration default, the holder will receive 103% of the number of shares of our common stock the holder would have received upon conversion but for this provision (except to the extent we elect to deliver cash upon conversion). In this circumstance, the holder will not be entitled to receive additional interest on the notes that convert into common stock but holders of common stock issued upon conversion of notes will have the right to specifically enforce our registration obligations.

     If this shelf registration statement covering the resales of the common stock issuable upon conversion of the notes is not declared or maintained effective, such common stock may not be sold or otherwise transferred except in accordance with the provisions set forth under “Transfer Restrictions.”

Form, Denomination and Registration

Denomination and Registration

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

Global Notes

     The notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

     Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, accrued interest (including additional amounts), if any, on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of the Company, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC’s current practice, upon receipt of any payment of principal, accrued interest (including additional amounts), if any, on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     If a holder would like to convert its notes pursuant to the terms of the notes, the holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (a) DTC is at any time unwilling or unable to continue as depositary or if at any time ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by us within 90 days or (b) an event of default under the indenture occurs and is continuing and the registrar has received a request from DTC that the notes be issued in definitive registered form, we will cause notes to be issued in definitive registered form in exchange for the global notes. None of Concord, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Transfer and Exchange

     A holder may transfer or exchange the notes in accordance with the indenture. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. We are not required to transfer or exchange any note in respect of which a designated event purchase notice has been given and not withdrawn by the holder thereof.

Restrictions on Transfer; Legends

     The notes and the shares of common stock which are issued upon conversion of the notes will be subject to certain restrictions on transfer set forth on the notes and in the indenture and on the share certificates, and certificates evidencing the notes and shares of common stock will bear the legend regarding such transfer restrictions set forth under “Transfer Restrictions.”

Satisfaction and Discharge

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or the conversion agent, as the case may be, after the notes have become due and payable, whether at maturity, any redemption date, any purchase date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Governing Law

     The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent and Registrar

     Wilmington Trust Company, as trustee, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Wilmington Trust Company or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

     EquiServe, LLP is the transfer agent and registrar for our common stock.

Calculations in Respect of Notes

     Except as otherwise provided herein, we or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Repurchase and Cancellation of Notes

     We may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us, to the extent permitted by law, may be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

     All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

     We will replace mutilated, destroyed, stolen or lost notes at expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of May 10, 2005, 18,858,849 shares of our common stock were outstanding and owned of record by 267 persons, and no shares of our preferred stock were outstanding.

Common Stock

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our Restated Articles of Organization (the “Articles”) do not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding shares of preferred stock, if any. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably all of our assets available for distribution to them upon liquidation, subject to the prior rights of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All the currently outstanding shares of our common stock are, and all shares of our common stock that may be issued upon conversion of the notes offered, upon issuance, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

     The Articles currently provide that our Board of Directors is authorized, subject to certain limitations prescribed by law, without further approval by our stockholders, to issue from time to time upon the terms and conditions it may determine up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rates, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock. We do not currently have any shares of preferred stock outstanding.

Massachusetts Law and Certain Provisions of Our Articles and By-Laws

     We are subject to the provisions of Chapter 110F of the Massachusetts General Laws, the so-called Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with at least 200 stockholders may not engage in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (1) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2)

the interested stockholder acquires at least 90% of the outstanding voting stock of the corporation (excluding shares held by certain of our affiliates) at the time it becomes an interested stockholder, or (3) on or subsequent to such date, the business combination is approved by both the Board of Directors and the holders of at least two-thirds of our issued and outstanding common stock (excluding shares held by the interested stockholder). An “interested stockholder” is a person who, together with its affiliates and associates, owns 5% or more of the outstanding voting stock of the corporation or is an affiliate of the corporation and owned, at any time within the prior three years, 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or assets sale, and other transactions resulting in a financial benefit to the interested stockholder. A majority of our stockholders may elect not to be governed by Chapter 110F of the Massachusetts General Laws, but such an amendment would not be effective on us for a period of twelve months and would not apply to any business combination with any person who became an interested stockholder prior to the adoption of the amendment.

      Massachusetts General Laws Chapter 156D, Section 8.06 generally requires that we, as a publicly-held Massachusetts corporation, have a classified board of directors consisting of three classes as nearly equal in size as possible, unless we opt out of the statute’s coverage. We have opted out of the statute’s coverage, but our Articles do contain provisions which give effect to Section 8.06.

     Our Restated By-Laws (the “By-Laws”) include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D. In general, this statute provides that any of our stockholders who are subject to this statute and who acquire 20% or more of our issued and outstanding voting stock may not vote such stock unless our stockholders so authorize. The Board of Directors may amend our By-Laws at any time to subject us to this statute prospectively.

     The Articles require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. A notice by a stockholder of a planned nomination must be given not less than 60 and not more than 90 days prior to a scheduled meeting, provided that if less than 70 days’ notice is given of the date of the meeting, a stockholder will have ten days within which to give such notice. The stockholder’s notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. We may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee. The By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give us notice not less than 60 and not more than 90 days prior to the scheduled meeting, provided in certain circumstances that a ten-day notice rule applies. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal. The By-Laws require us to call a special stockholders meeting at the request of stockholders holding at least 40% of our issued and outstanding voting stock. The Articles and the By-Laws provide that our directors and officers shall be indemnified by us to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the By-Laws, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. We have obtained insurance which insures our directors and officers against certain losses and which insures us against certain of our obligations to indemnify such directors and officers. In addition, the Articles provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. Such limitations of personal liability under the

Massachusetts Business Corporation Law do not apply to liabilities arising out of certain violations of the U.S. federal securities laws. While non-monetary relief such as injunctive relief, specific performance and other equitable remedies may be available to us, such relief may be difficult to obtain or, if obtained, may not adequately compensate use for our damages. The Articles provide that any amendment to the Articles, the sale, lease or exchange of all or substantially all of our property and assets, or our merger or consolidation into or with any other corporation may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, so long as the transactions have been authorized by a majority of the members of the Board of Directors and the requirements of any other applicable provisions of the Articles have been met. In addition, the Articles provide that shares of our preferred stock may be issued in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. See “Description of Capital Stock — Preferred Stock”.

     The transfer agent for our common stock is EquiServe, LLP, Canton, Massachusetts.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following are certain U.S. federal income tax consequences of ownership and disposition of the notes and of the common stock into which the notes may be converted under certain circumstances. This discussion applies only to the notes:

•	purchased by the holders who purchase notes from the initial purchaser at the “issue price,” (the first price to the public); and

•	held as capital assets.

       This discussion does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle or conversion transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

     This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations. This summary does not discuss the possible consequences of non-income taxes (such as estate tax) or of any state, local, foreign, or other income tax laws.

U.S. Federal Income Tax Consequences to U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more United States persons, as defined in Section 7701(a)(30) of the Code, or any other trust that has properly elected under applicable Treasury Regulations to be treated as a United States person.

     The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Payments of Interest

     The notes were issued without original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the Holder’s method of accounting for federal income tax purposes.

     If, however, the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the note other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in gross income as original issue discount, as it accrues, in accordance with a constant-yield method based on a compounding of interest, prior to the receipt of cash payments attributable to this income.

     We may be required to pay additional interest in the event of a registration default. See “Description of Notes — Registration Rights.” Although the matter is not free from doubt, we intend to take the position that the payment of additional amounts is a “remote” or “incidental” contingency and that these additional amounts should be taxable as ordinary interest income at the time they are received or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a different position, in which case a U.S. Holder might recognize income at different times and in different amounts than would otherwise be the case.

Sale, Exchange, Redemption or Retirement of the Notes

     Upon the sale, exchange, redemption or retirement of a note (other than a conversion into common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the Holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest. Amounts attributable to accrued and unpaid interest are treated as interest. Gain or loss realized on the sale, exchange, redemption or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the note has been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion Into Common Stock

     A U.S. Holder’s conversion of a note into common stock will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis attributable to the fractional share, as described in the next paragraph), and the fair market value of common stock received with respect to accrued and unpaid interest will be taxed as a payment of interest.

     A U.S. Holder’s tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s basis in the note at the time of conversion, reduced by any basis allocated to a fractional share and increased, for a cash method U.S. Holder, by the amount of income recognized with respect to accrued interest. The U.S. Holder’s holding period for the common stock received will include the Holder’s holding period for the note converted, except that the holding period of any common stock received with respect to accrued and unpaid Interest will commence on the day after the date of conversion.

Constructive Dividends

     The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion price that increase a U.S. Holder’s proportionate share of our assets or earnings may in certain circumstances result in a constructive dividend that would be taxable to such U.S. Holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion ratio pursuant to a bona-fide reasonable formula that has the effect of preventing the dilution of the interest of U.S. Holders in the notes will not be considered to result in a constructive dividend. Certain adjustments provided in the notes, however, will not qualify as being pursuant to a reasonable formula (including, without limitation, adjustments to the conversion price of the notes in connection with dividends to our stockholders). If such adjustments are made, a U.S. holder will, to the extent of our current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment. In addition, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of common stock.

Dividends on Common Stock

     Generally, a distribution by us with respect to our common stock will be treated as a taxable dividend to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common stock, and thereafter as gain from the sale or exchange of such common stock. Certain U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of dividend income. U.S. Holders that are corporations may be eligible for a dividend-received deduction in respect of a dividend distribution by us.

Sale or Other Taxable Dispositions of Common Stock

     Upon the sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange, and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period is more than one year at the time of sale or disposition. Certain U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains.

Backup Withholding and Information Reporting

     Information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise to establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S.

Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

     U.S. Federal Income Tax Consequences to Non-U.S. Holders As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

     “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more during a calendar year but is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes or common stock.

Payments on the Notes

     Subject to the discussion below concerning backup withholding, payments of principal and interest (including original issue discount, if any) on the notes by us or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest:

•	the Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Concord entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to Concord through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

     Interest with respect to a note will not be exempt from withholding tax unless the beneficial owner of the note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

     If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes, including, in the case of corporations, the possible imposition of a 30% (or lower applicable treaty rate) branch profits tax.

     Payments of interest on the notes that do not meet the foregoing requirements generally will be subject to U.S. federal withholding tax at a rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Sale, Exchange or Other Disposition of Notes or Shares of Common Stock

     Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized on a sale or other disposition of notes or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States; or

•	Concord is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (1) the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs; or (2) the Non-U.S. Holder held more than five percent of Concord’s outstanding common stock at some point during the five-year period described above.

     Concord does not believe that it is, and does not anticipate becoming, a U.S. real property holding corporation.

Conversion into Common Stock

     A Non-U.S. Holder’s conversion of a note into common stock will not be a taxable event. However, to the extent that a Non-U.S. Holder receives cash in lieu of a fractional share upon conversion, any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common stock.

Dividends

     Dividends (including deemed dividends on the notes described above under “Tax Consequences to U.S. Holders — Constructive Dividends”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

     The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting

     Information returns will be filed with the IRS in connection with payments on the notes and dividends on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and common stock and the Non-U.S.

Holder may be subject to U.S. backup withholding tax on payments on the notes or on dividends or the proceeds from a sale or other disposition of the notes or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

Certain ERISA Considerations

     The following is a summary of certain considerations associated with the purchase, ownership and disposition of the notes and common stock issuable upon conversion of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”); plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under United States federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “similar laws”); and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and other arrangements (each, a “plan”).

     The following discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing notes or shares of common stock issuable upon conversion of the notes on behalf of, or with the assets of, any plan, consult with their counsel to determine whether such plan is subject to Title I of ERISA, Section 4975 of the Code and/or any similar laws.

General Fiduciary Matters

     ERISA and the Code impose certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA plan”) and prohibit certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

     In considering the purchase of notes and common stock issuable upon conversion of the notes to be held as the assets of any plan, a fiduciary should determine whether the investment in the notes is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code and/or any similar law relating to a fiduciary’s duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction Issues

     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person that engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

     Whether or not any of our underlying assets are deemed to be “plan assets,” as described below, the purchase and holding of the notes (or common stock issuable upon conversion of the notes) by an ERISA plan with respect to which we or the initial purchasers, as applicable, are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes (or common stock issuable upon conversion of the notes) are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the purchase and holding of the notes. These class exemptions include, without limitation, PTCE 91-38 regarding bank collective investment funds, PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 84-14 regarding certain transactions determined by independent qualified professional asset managers, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. We cannot ensure that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

     ERISA and the Code do not define “plan assets.” However, regulations (the “plan asset regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), the ERISA plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not significant or that the entity is an “operating company,” in each case as defined in the plan asset regulations. Although there is little pertinent authority, it is anticipated that the notes will not constitute an equity interest in Concord. However, the shares of common stock issuable upon conversion of the notes will constitute an equity interest in Concord.

     It is not anticipated that (i) we will be an investment company registered under the Investment Company Act or (ii) we will monitor whether investment in the common stock issuable upon conversion of the notes by benefit plan investors will be “significant” for purposes of the plan asset regulations. It is anticipated that we will qualify as an “operating company” within the meaning of the plan asset regulations, although no assurances can be given in this regard.

Plan Asset Consequences

     If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, which could materially affect our operations, (ii) potential liability of persons having investment discretion over the plan assets provided to us should our use or investment of such assets not conform to ERISA’s prudence and fiduciary standards and (iii) the possibility that certain transactions in which we might engage would constitute “prohibited transactions” under ERISA and the Code.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement to Bear, Stearns & Co. Inc. The notes were resold by the initial purchaser to qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of common stock issuable upon the conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of conversion shares that may be offered from time to time pursuant to this prospectus.

     The number of conversion shares shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 37.2148 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of May 10, 2005, we had 18,858,849 shares of common stock outstanding.

	Principal amount at
	maturity of notes			Number of
	beneficially owned	Percentage of notes		conversion shares
Name	that may be sold	outstanding		that may be sold
Alexandra Global Master Fund, Ltd. (1)	$19,000,000	22.03%		707,081
Fidelity Convertible Securities Fund (2)	$8,950,000	10.38%		333,072
Fore Convertible Master Fund, Ltd. (3)	$6,532,000	7.57%		243,087
KBC Financial Products USA Inc. (4)	$6,090,000	7.06%		226,638
DKR SoundShore Oasis Holding Fund Ltd. (5)	$4,000,000	4.64%		148,859
Standard Pacific Capital Offshore Fund, Ltd. (6)	$3,331,000	3.86%		123,962
S.A.C. Arbitrage Fund LLC (7)	$3,000,000	3.48%		111,644
BTOP Multi Strategy Master Portfolio Ltd. (8)	$3,000,000	3.48%		111,644
Man Mac I Limited (9)	$2,848,000	3.30%		105,987
CNH CA Master Account, L.P. (10)	$2,750,000	3.19%		102,340
Fidelity Strategic Dividend & Income Fund (2)	$2,180,000	2.53%		81,128
Grace Convertible Arbitrage Fund, Ltd. (11)	$2,000,000	2.32%		74,429
Credit Suisse First Boston Europe Ltd. (12)	$2,000,000	2.32%		74,429
Whitebox Diversified Convertible Arbitrage Partners L.P. (13)	$1,500,000	1.74%		55,822
General Motors Employees Global Group Pension Trust (19)	$1,250,000	1.45%		46,518
Guggenheim Portfolio Company VIII (Cayman) Ltd. (14)	$1,032,000	1.20%		38,405
OCM High Income Convertible Fund II Limited Partnership (19)	$1,020,000	1.18%		37,959
DKR SoundShore Strategic Holding Fund Ltd. (15)	$1,000,000	1.16%		37,214
Fore Credit Master Fund, Ltd. (16)	$1,000,000	1.16%		37,214
Tribeca Investments, Ltd. (17)	$1,000,000	1.16%		37,214
Xavex — Convertible Arbitrage 9 Fund (1)	$1,000,000	1.16%		37,214
Standard Global Equity Partners, L.P. (18)	$979,000	1.14%		36,433
The Long-Term Investment Trust (19)	$825,000	*	%	30,702
KBC Multi Strategy Arbitrage Fund (30)	$820,000	*	%	30,516
Fore Opportunity Offshore Fund Ltd. (20)	$761,000	*	%	28,320
Gaia Offshore Master Fund, Ltd. (31)	$750,000	*	%	27,911
KBC Convertible Opportunities Fund (30)	$720,000	*	%	26,794
Fore Plan Asset Fund Ltd. (21)	$588,000	*	%	21,882
Virginia Retirement System (19)	$545,000	*	%	20,282
Standard Global Equity Partners SA, L.P. (22)	$425,000	*	%	15,816
KBC Convertible Arbitrage Fund (30)	$360,000	*	%	13,397
OCM High Income Convertible Limited Partnership (19)	$335,000	*	%	12,466
Richard King Mellon Foundation (19)	$290,000	*	%	10,792
Ace Tempest Reinsurance Ltd. (19)	$280,000	*	%	10,420
Tripar Partnership (19)	$280,000	*	%	10,420
Lyxor/Gaia II Fund Ltd. (31)	$250,000	*	%	9,303
Fore Opportunity Fund L.P. (23)	$239,000	*	%	8,894
Scorpion Offshore Investment Fund, Ltd. (24)	$238,000	*	%	8,857
Standard Pacific MAC 16 Ltd. (25)	$201,000	*	%	7,480
Delta Air Lines Master Trust (19)	$140,000	*	%	5,210
General Motors Foundation, Inc. (19)	$135,000	*	%	5,023
San Diego County Employee’s Retirement Association (19)	$110,000	*	%	4,093
Jonathan R. Evans	$100,000	*	%	3,721
KBC Convertible MAC 28 Ltd. (30)	$60,000	*	%	2,232
SP Holdings, Ltd. (26)	$60,000	*	%	2,232
OCM Global Convertible Securities Fund (19)	$50,000	*	%	1,860
Barclays Global Investors Equity Hedge Fund II (27)	$48,000	*	%	1,786
Melody IAM Ltd. (30)	$40,000	*	%	1,488
Standard Global Equity Partners II, L.P. (28)	$40,000	*	%	1,488
Relay 3 Asset Holding Co. Limited (29)	$28,000	*	%	1,042

Footnotes:

*	Less than 1%

(1)	Alexandra Investment Management, LLC (“Alexandra”) serves as investment advisor to the selling securityholder and shares investment power over the notes and the conversion shares. Messrs. Mikhail A. Filimonov (“Filimonov”) and Dimitri Sogoloff (“Sogoloff”) are the managing members of Alexandra and share investment power over the notes and the conversion shares. Each of Alexandra, Filimonov and Sogoloff disclaim beneficial ownership of such notes and conversion shares.

(2)	Fidelity Management & Research Company (“FMR”) is an affiliate of a broker-dealer and is a registered investment advisor. FMR provides advisory services to the selling securityholder. The notes and the conversion shares were purchased in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling securityholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares. FMR shares investment power over the notes and the conversion shares held by the selling securityholder with Mr. Edward C. Johnson 3rd.

(3)	Fore Convertible Star Trust and David Egglishaw share investment power over the notes and the conversion shares.

(4)	The selling securityholder is a broker-dealer. The notes and the conversion shares were not received as compensation for investment banking services. Mr. Luke Edwards, managing director of the selling securityholder, exercises voting and investment control over the notes and the conversion shares

(5)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor and acts as general partner of DKR Oasis Management Company L.P. (“DKR Oasis”) who in turn acts as investment advisor to the selling securityholder. DKR LP and DKR Oasis share investment power over the notes and the conversion shares with Mr. Seth Fischer (“Fischer”), a member of DKR Oasis, with respect to the notes and the conversion shares held by the selling securityholder. Each of DKR LP, DKR Management and Fischer disclaim beneficial ownership of such notes and conversion shares.

(6)	Standard Pacific LLC acts as the investment manager for Standard Pacific Capital Offshore Fund, Ltd. with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(7)	S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) and S.A.C. Capital Management, LLC (“SAC Capital Management”) share investment power over the notes and the conversion shares with respect to the securities held by SAC Arbitrage Fund, LLC (“SAC Arbitrage Fund”). Mr. Stephen A. Cohen (“Cohen”) controls SAC Capital Advisors and SAC Capital Management and shares investment power over the notes and the conversion shares. Each of SAC Capital Advisors, SAC Capital Management and Cohen disclaim beneficial ownership of such notes and conversion shares.

(8)	Eric Lobben exercises sole or shared voting or investment power over the selling securityholder.

(9)	Man-Diversified Fund II Ltd. (“Man-Diversified”) serves is the controlling shareholder of the selling securityholder. Albany Management Company Limited (“Albany”) and Man Holdings Limited (“Man Holdings”), a subsidiary of Man plc, a publicly traded company, are the shareholders of Man-Diversified. The registered shareholder of Albany is Argonaut Limited (“Argonaut”) which is controlled by Mr. Michael Collins (“Collins”). Each of Man-Diversified, Albany, Man Holdings, Argonaut and Mr. Collins share investment power over the notes and the conversion shares.

(10)	CNH Partners, LLC (“CNH Partners”) serves as investment manager of the selling securityholder and shares investment power over the notes and the conversion shares. Messrs. Robert Krail, Mark Mitchell and Todd Pulvino are the principals of CNH Partners and share investment power over the notes and the conversion shares.

(11)	The selling securityholder is an affiliate of a broker-dealer. The notes and the conversion shares were purchased in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling securityholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares. Messrs. Bradford Whitmore and Michael Brailn share voting and investment power over the notes and the conversion shares.

(12)	The selling securityholder is a broker-dealer. The notes and the conversion shares were not received as compensation for investment banking services. Mr. Gerry Murtagh exercises voting and investment control over the notes and the conversion shares.

(13)	Whitebox Diversified Convertible Arbitrage Advisors, LLC (“Whitebox Advisors”) serves as general partner of the selling securityholder and shares investment power over the notes and the conversion shares. Mr. Andrew Redleaf is the managing member of Whitebox Advisors and shares investment power over the notes and the conversion shares.

(14)	Guggenheim Advisors, LLC (“Guggenheim Advisors”) serves as the controlling shareholder of the selling securityholder. Guggenheim Advisors and Messrs. Loren Katzovitz, Patrick Hughes and Kevin Felix share investment power over the notes and the conversion shares.

(15)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor and acts as investment advisor to the selling securityholder. DKR LP and DKR Oasis share investment power over the notes and the conversion shares with Mr. Seth Fischer (“Fischer”). Each of DKR LP and Fischer disclaim beneficial ownership of such notes and conversion shares.

(16)	Fore Credit Master Star Trust Fund and David Egglishaw share investment power over the notes and the conversion shares.

(17)	Steve Qian, Managing Director of the selling securityholder, exercises voting and investment control over the notes and the conversion shares

(18)	Standard Pacific Capital LLC is the general partner of Standard Global Equity Partners, L.P. Standard Pacific Partners L.P. is the managing member of Standard Pacific Capital LLC. Standard Pacific Holdings LLC is the managing member of Standard Pacific Partners L.P. and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the sole member of Standard Pacific Holdings LLC. Mr. Midler, Standard Pacific Holdings LLC, Standard Pacific Partners L.P., and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(19)	Oaktree Capital Management, LLC (“Oaktree”) is an affiliate of a broker-dealer and acts as investment manager to the selling securityholder. The notes and the conversion shares were purchased in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling securityholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares. Oaktree shares investment power over the notes and the conversion shares with Mr. Andrew Watts (“Watts”), a managing director of Oaktree, with respect to the notes and the conversion shares held by the selling securityholder. Each of Oaktree and Watts disclaim beneficial ownership of such notes and conversion shares.

(20)	David Egglishaw shares investment power over the notes and the conversion shares.

(21)	Fore Plan Asset Star Trust Fund and David Egglishaw share investment power over the notes and the conversion shares.

(22)	Standard Pacific Capital LLC is the general partner of Standard Global Equity Partners SA, L.P. Standard Pacific Partners L.P. is the managing member of Standard Pacific Capital LLC. Standard Pacific Holdings LLC is the managing member of Standard Pacific Partners L.P. and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the sole member of Standard Pacific Holdings LLC. Mr. Midler, Standard Pacific Holdings LLC, Standard Pacific Partners L.P., and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(23)	Matthew Li shares investment power over the notes and the conversion shares.

(24)	Standard Pacific LLC acts as the investment manager for Scorpion Offshore Investment Fund, Ltd. with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific Capital LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(25)	Standard Pacific LLC acts as the investment manager for Standard Pacific Mac 16 Ltd. with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(26)	Standard Pacific LLC acts as the investment manager for SP Holdings, Ltd. with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific Capital LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(27)	Standard Pacific LLC acts as the investment manager for Barclays Global Investors Equity Hedge Fund II (“Barclays”) with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific Capital LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein. Based on a questionnaire provided by the selling securityholder, Barclays is an affiliate of a broker-dealer. The securities were purchased in the ordinary course of business, and at the time of such purchase, the selling securityholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares.

(28)	Standard Pacific Capital LLC is the general partner of Standard Global Equity Partners II, L.P. Standard Pacific Partners L.P. is the managing member of Standard Pacific Capital LLC. Standard Pacific Holdings LLC is the managing member of Standard Pacific Partners L.P. and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the sole member of Standard Pacific Holdings LLC. Mr. Midler, Standard Pacific Holdings LLC, Standard Pacific Partners L.P., and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(29)	Standard Pacific LLC acts as the investment manager for Relay 3 Asset Holding Co. Limited with respect to the securities indicated in the table and as such has voting power and dispositive power over the securities held by the fund. Andrew Midler is the portfolio manager for the fund on behalf of Standard Pacific Capital LLC. Mr. Midler and Standard Pacific Capital LLC disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(30)	Based on a questionnaire provided by the selling securityholder, the selling securityholder is an affiliate of a broker-dealer. The securities were purchased in the ordinary course of business, and at the time of such purchase, the selling securityholder did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares. Andrew Preston exercises voting and investment power with respect to the securities to be offered for resale by the selling securityholder.

(31)	Based on a questionnaire provided by the selling securityholder, Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to Gaia Offshore Master Fund, Ltd. (“Gaia”) and the trading advisor for Lyxor/Gaia II Fund Ltd. (“Lyxor”) and may be deemed to share beneficial ownership of the shares beneficially owned by Gaia and Lyxor, as a result of Promethean’s power to vote and dispose of securities in each of Gaia and Lyxor. The ownership information for each of these two selling shareholders does not include the ownership information for the other. Promethean disclaims beneficial ownership of the shares beneficially owned by Gaia and Lyxor, and each of Gaia and Lyxor disclaims beneficial ownership of the shares beneficially owned by the other. James F. O’Brien, Jr., indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares owned by Promethean, Gaia and Lyxor. As a result of Promethean’s power to vote and dispose of securities in each of Gaia and Lyxor, Mr. O’Brien holds power to vote and dispose of the securities to be offered for resale. The selling securityholder further advises that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it may be deemed to be an affiliate of a registered broker-dealer (Promethean Capital Group LLC) due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the securities and has not been and will not be involved in the ultimate sale of the securities, (v) it purchased the securities in the ordinary course of its business, and (vi) it has not had any agreements or understandings with any other persons, either directly or indirectly, to dispose of the securities.

The preceding table has been prepared based upon the information furnished to us by the selling securityholders named above. None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.

The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or conversion shares that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or conversion shares pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions at fixed prices:

•	at prevailing market prices at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

       Such sales may be effected in transactions in the following manner (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

     Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     From time to time, one or more of the selling securityholders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling securityholders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our underlying common stock is quoted on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot guarantee that any trading market will develop for the notes.

     The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Those selling securityholders listed as broker-dealers in the section of this prospectus titled “SELLING SECURITYHOLDERS,” other than those broker-dealers who received the notes as compensation, are deemed to be underwriters with respect to the notes and common stock into which the notes are convertible. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling securityholder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

     If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     Pursuant to the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

COMMITMENTS AND CONTINGENCIES

     (a) Leases

     The Company leases its facilities and certain equipment under operating lease agreements expiring through October 2008.

     The Company’s remaining lease commitments for all leased facilities and equipment with an initial or remaining term of at least one year as of December 31, 2004 are as follows (in thousands):

2005	$4,053
2006	2,275
2007	887
2008	196
2009	3

Total	$7,414

     Rent expense was $4.8 million, $4.7 million and $4.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Certain operating leases are subject to cost escalations with the lease expense being recorded on a straight-line basis and the difference being reflected as an accrued liability. As of December 31, 2004 and 2003, this deferred rent liability was $0.8 million and $1.03 million, respectively.

     (b) Royalties

     The Company has entered into several software license agreements that provide the Company with exclusive worldwide licenses to distribute or utilize certain patented computer software. The Company is required to pay royalties on all related sales. Under one software license agreement, as amended, the Company was obligated to make minimum quarterly royalty payments from 2000 through 2002. The minimum payments were non-cancelable and nonrefundable, but any minimum payments in excess of amounts due for actual license sales in any quarter could be used as a credit against future royalty fees in excess of the specified minimum payments. Under another software license agreement, the Company was obligated to make certain minimum royalty payments from 2002 through 2004. This obligation was secured by a letter of credit arrangement with the royalty provider. A third software license agreement was entered into in 2004, which obligates the Company to make certain royalty and support services payments through 2007. Total royalty expense under royalty agreements was approximately $1.8 million, $1.4 million and $0.68 million for the years ended December 31, 2004, 2003 and 2002, respectively. The minimum remaining royalty payments will total $1.7 million through 2007.

     (c) Indemnifications

     As permitted under Massachusetts law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy pursuant to which the company may recover all or a portion of amounts it pays to directors or officers under their indemnification agreements. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

     The Company warrants that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of delivery of the licensed products to the customer for a period of 90 days. Additionally, the Company warrants that its maintenance services will be performed consistent with its maintenance policy in effect at the time those services are delivered. The Company believes its maintenance policy is consistent with generally accepted industry standards. If necessary, the Company would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history; however, the Company has never incurred significant expense under product or services warranties. As a result, the Company believes the estimated liability of these warranties is minimal.

     The Company enters into standard indemnification agreements in the ordinary course of its business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with any patent, copyright, trademark, trade secret or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is often capped at a dollar figure. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

     When, as part of an acquisition, Concord acquires all of the stock or all or a portion of the assets and/or liabilities of a company, it may assume liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments it could be required to make for such obligations is undeterminable at this time. The Company has not incurred any such liabilities or made any such payments in the past and the Company has no liabilities recorded for these exposures as of December 31, 2004.

     (d) Claims and Legal Proceedings

     On April 30, 2004, the Company received a letter from LMS Technology Distributions SDN BHD (“LMS”) of Malaysia that demands that the Company reimburse LMS for approximately $4.65 million in alleged losses arising out of the Company’s purported wrongful termination of a Concord Authorized Reseller Agreement (the “CAR Agreement”) with LMS. The Company disputes that the CAR Agreement was wrongfully terminated or that LMS is owed any of the amounts claimed, and the Company intends to defend vigorously against the demand. It is not possible to predict or determine the outcome of these demands or to provide ranges of losses that may arise, if any.

     In November 2003, Concord received notice from a former sales employee in France, stating that he was wrongfully dismissed in July 2003. The former employee filed a wrongful termination lawsuit against Concord claiming approximately $0.4 million in damages. In January 2005, the Labor Court of Poissy issued its decision on the former employee’s unfair dismissal and failure to pay commissions claims. The court found that the Company did not fulfill its obligations as required by French law and awarded the former employee approximately $12,000. Accordingly, Concord has accrued a liability of $12,000 at December 31, 2004.

     On December 6, 2002, Aprisma filed a complaint for patent infringement against Micromuse, Inc. in the U.S. District Court for the District of New Hampshire. This case remains pending, with a trial presently unscheduled. This case involves Aprisma’s claim that Micromuse’s systems management products, including NetcoolÒ products such as Netcool/OMNIbus, Impact and Precision infringe the following U.S. Patents: 5,436,909; 5,504,921; 5,777,549; 5,696,486; 5,768,501; and 6,064,304. Aprisma seeks injunctive relief and damages based on Micromuse’s infringement. Micromuse has denied infringement, and has alleged that the asserted patents are invalid and are unenforceable. On January 11, 2005, following a two-day hearing, the Court issued a Memorandum and Order in which it adopted the proposed claim construction of the seven disputed claim terms at issue offered by Aprisma. Based on the Court’s claim construction ruling, the parties filed summary judgment motions on the issue of infringement, for which they are awaiting a hearing.

     On January 26, 2005, Aprisma was named as a defendant in litigation filed in the Southern District of New York alleging patent infringement of various U.S. patents allegedly owned by Micromuse. This case remains pending, with a trial presently unscheduled. This case involves Micromuse’s claim that Aprisma’s SNMP support products, the SPECTRUM Assurance Server, the SPECTRUM Alarm Monitor, Gateways and MPLS Manager products infringe the following U.S. Patents: 6,192,034; 6,219,648; 6,330,598; 6,687,335; 6,763,333; 5,936,547; and 6,766,375. Micromuse seeks declaratory, injunctive relief and damages for Aprisma’s alleged infringement. On March 8, 2005, Aprisma filed a Motion to Dismiss or Transfer the Complaint to the District of New Hampshire. This Motion remains pending. The Company believes the allegations in this suit are without merit and we intend to vigorously defend against them.

LEGAL MATTERS

     The legality of the notes offered hereby and of the shares of common stock issuable upon conversion thereof has been passed upon for us by Testa, Hurwitz & Thibeault, a partnership in dissolution, Boston, Massachusetts.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the SEC. We make available, free of charge, through our website (www.concord.com), Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished as soon as reasonably practicable after we have filed or furnished those reports with the SEC. The information posted on our website is not incorporated into this prospectus. The public can also obtain access to such reports at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website, which is http://www.sec.gov.

     You should rely only upon the information provided in this prospectus or incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, including any information incorporated herein by reference, is accurate as of any other date other than that set forth on the front cover of this prospectus.

     The SEC allows Concord to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to other documents previously filed with the SEC, including Concord’s annual, current and quarterly reports. The information incorporated herein by reference is considered to be part of this document, except to the extent such information is modified or superseded by information provided herein. Any information that we file later with the SEC, specifically those documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act will be automatically incorporated by reference and will automatically update and supersede the information in this Prospectus.

     The following documents have been filed by Concord with the SEC (File No. 0-23067) and are hereby incorporated by reference:

1.	Concord’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2004 and related exhibits;

2.	Concord’s Quarterly Report on Form 10-Q for the three months ended March 31, 2005, filed on May 10, 2005; and

3.	Concord’s Current Reports on Form 8-K filed on January 6, 2005, January 12, 2005, February 25, 2005, March 15, 2005, April 7, 2005 and April 11, 2005, and Current Report on Form 8-K/A filed on May 9, 2005 and related exhibits.

     You may request a copy of all of the information incorporated by reference herein, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

Concord Communications, Inc.
600 Nickerson Road
Marlboro, MA 01752
(508) 460-4646

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

$86,250,000

CONCORD COMMUNICATIONS, INC.

3.0% CONVERTIBLE SENIOR NOTES DUE 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration Fee – Securities and Exchange Commission	$6,978
Nasdaq National Market Additional Listing Fee	$32,098
Printing	$32,500
Accounting Fees and Expenses	$144,000
Legal Fees and Expenses	$225,000
Trustee’s Fees and Expenses	$20,000
Miscellaneous	$7,424

Total	$468,000

     Concord will bear all expenses shown above. The selling securityholders will bear all underwriting discounts and selling commissions and transfer taxes applicable to the sale of shares sold pursuant to this registration statement.

Item 15. Indemnification of Directors and Officers.

     Concord’s Restated Articles of Organization and the Restated By-Laws provide for indemnification of Concord’s directors and officers unless such indemnification is prohibited by the Massachusetts Business Corporation Law. The Massachusetts Business Corporation Law generally permits indemnification of Concord directors and officers for liabilities and expenses that they may incur in such capacities, except with respect to any matter that the indemnified person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interest of Concord and, in the case of a criminal proceeding, had reasonable cause to believe his or her conduct was unlawful. Reference is made to Concord’s corporate charter filed as Exhibit 3.02 to Concord’s Registration Statement on Form S-1 filed with the Commission on August 8, 1997, as amended (the “S-1”) and Restated By-Laws filed as Exhibit 3.03 to Concord’s S-1 and hereby incorporated by reference.

     Pursuant to an agreement between Charles River Partnership VII Limited Partnership and Mr. Richard M. Burnes, Jr., Charles River Partnership VII has agreed to indemnify Mr. Burnes against any liability incurred in his capacity as a director of Concord.

     Concord has entered into indemnification agreements with its directors and officers and has obtained directors and officers liability insurance for the benefit of its directors and officers.

     Also, the Purchase Agreement and Registration Rights Agreement, each with Bear, Stearns & Co. Inc., provide that the initial purchaser and any selling securityholder under this registration statement are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of concord against current liabilities, including liabilities under the Securities Act.

Item 16. Exhibits.

     The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

Exhibit No.	Item and Reference

4.1	Restated Articles of Organization of Concord Communications, Inc. (filed as Exhibit 3.02 to the Registration Statement on Form S-1 of Concord Communications, Inc., filed with the Commission on August 8, 1997, as amended and hereby incorporated by reference).

4.2	Restated By-laws of Concord Communications, Inc. (filed as Exhibit 3.03 to the Registration Statement on Form S-1 of Concord Communications, Inc., filed with the Commission on August 8, 1997, as amended and hereby incorporated by reference).

4.3	Indenture by and between the Registrant and Wilmington Trust Company as Trustee dated as of December 8, 2003, including the form of Note. (filed as Exhibit 4.3 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

4.4	Form of Note (included in Exhibit 4.3 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

4.5	Registration Rights Agreement by and between the Registrant and Bear, Stearns & Co., Inc. dated as of December 8, 2003. (filed as Exhibit 4.5 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

5.1	Legal Opinion of Testa, Hurwitz & Thibeault, a partnership in dissolution (filed as Exhibit 5.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges (filed as Exhibit 12.1 to the Post-Effective Amendment No. 1 to Form S-3 of Concord Communications, Inc., filed with the Commission on December 3, 2004)

23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)

23.2	Consent of Testa, Hurwitz & Thibeault, a partnership in dissolution (included in Exhibit 5.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

24.1	Power of Attorney (contained on Signature Pages to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

25.1	Statement of Eligibility of Trustee on Form T-1 (filed as Exhibit 25.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

                    (iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes:

     (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus or any prospectus supplement filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus or prospectus supplement filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus or prospectus supplement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “TIA”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the TIA.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 4 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Marlboro, Commonwealth of Massachusetts on May 20, 2005.

Concord Communications,Inc.

By:	/s/ John A. Blaeser

John A. Blaeser
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ John A. Blaeser John A. Blaeser	Director, President and Chief Executive Officer (Principal Executive Officer)	May 20, 2005

/s/ Melissa H. Cruz Melissa H. Cruz	Executive Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2005

* Frederick W. W. Bolander	Director	May 20, 2005

* Richard M. Burnes, Jr.	Director	May 20, 2005

* Jack M. Cooper	Director	May 20, 2005

* Robert M. Wadsworth	Director	May 20, 2005

*	/s/ Melissa H. Cruz Melissa H. Cruz Attorney-in-Fact	May 20, 2005

INDEX TO EXHIBITS

Exhibit No.	Item and Reference

4.1	Restated Articles of Organization of Concord Communications, Inc. (filed as Exhibit 3.02 to the Registration Statement on Form S-1 of Concord Communications, Inc., filed with the Commission on August 8, 1997, as amended and hereby incorporated by reference).

4.2	Restated By-laws of Concord Communications, Inc. (filed as Exhibit 3.03 to the Registration Statement on Form S-1 of Concord Communications, Inc., filed with the Commission on August 8, 1997, as amended and hereby incorporated by reference).

4.3	Indenture by and between the Registrant and Wilmington Trust Company as Trustee dated as of December 8, 2003, including the form of Note. (filed as Exhibit 4.3 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

4.4	Form of Note (included in Exhibit 4.3 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

4.5	Registration Rights Agreement by and between the Registrant and Bear, Stearns & Co. Inc. dated as of December 8, 2003. (filed as Exhibit 4.5 to the Registration Statement on Form 5-3 of Concord Communications, Inc. with the Commission on January 22, 2004)

5.1	Legal Opinion of Testa, Hurwitz & Thibeault, a partnership in dissolution (filed as Exhibit 5.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges (filed as Exhibit 12.1 to the Post-Effective Amendment No. 1 to Form S-3 of Concord Communications, Inc., filed with the Commission on December 3, 2004).

23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)

23.2	Consent of Testa, Hurwitz & Thibeault, a partnership in dissolution (included in Exhibit 5.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

24.1	Power of Attorney (contained on Signature Pages to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)

25.1	Statement of Eligibility of Trustee on Form T-1 (filed as Exhibit 25.1 to the Registration Statement on Form S-3 of Concord Communications, Inc., filed with the Commission on January 22, 2004)